Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2023

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at December 31, 2023 and for the year then ended (the Period of the Report” or “the Year of the Report”).

Except for the data audited in the Company’s consolidated financial statements as at December 31, 2023 (hereinafter – “the Financial Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Year Ended			Three Months Ended
		December 31			December 31
		2023	2022	%	2023	2022	%

Consolidated	Adjusted EBITDA after
	proportionate consolidation	1,109	818	36%	296	219	35%
	Net income	169	217	(22%)	29	37	(22%)
	Adjusted net income	177	171	4%	11	51	(78%)
	FFO	636	298	113%	4	(27)	31	M
Israel	Adjusted EBITDA	580	367	58%	135	102	32%
	FFO	428	202	112%	10	30	(133%)
U.S.	Adjusted EBITDA after
	proportionate consolidation	556	477	17%	168	126	33%
	FFO	264	201	31%	(8)	34	(42M	)
	Adjusted EBITDA renewable
	energies	31	26	19%	14	4	250%
	Leverage ratio*
	Adjusted EBITDA after
	proportionate consolidation
	energy transition	577	562	3%	140	173	(19%)

*
Adjusted EBITDA, EBITDA after adjusted proportionate consolidation, adjusted net income, FFO and leverage ratio are not recognized in accordance with IFRS – for definitions and the manner of the calculation – see Sections 4B and 9 below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”) definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in 2023 and thereafter

Israel
Increase of 58% in the EBITDA compared with last year – including a negative impact of the of the hourly demand brackets, in the amount of about NIS 33 million.

Completion of the Veridis transaction and structural change in Israel – investment of capital of about NIS 452 million for continued growth in Israel.

Acquisition of the Gat power plant (75 megawatts) and closing of the project financing at the end of March – for a consideration of about NIS 870 million, of which financing of about NIS 450 million.

Commercial operation of the Karish reservoir starting from the end of the first quarter – annual savings estimated at about NIS 60 million[2] in respect of Rotem and Hadera.

Significant foothold in the renewable energy area – the Ramat Bikah project (245 megawatts with integration of storage of 1,375 megawatts). Expectation of continued development on the National Infrastructures Committee, after the government has approved the consent to advance the project.

Commercial operation of the Zomet power plant (396 megawatts) in June – additional EBITDA for the activities in Israel for a representative year estimated at about NIS 145 million.

Signing of a non‑binding memorandum of understanding with Intel for construction of a power plant having a capacity of 450 – 650 megawatts – supply of electricity to Intel’s facilities in Kiryat Gat, including expansion of the facilities presently being constructed, for a period of 20 years from the operation date. Subject to completion of the development and planning processes, commencement of the construction is expected to take place in 2026.

[2]
Estimates, as stated, constitute “forward‑looking” information, within the meaning thereof in the Securities Law, which are based on information and estimates of the Group as at the date of the report. There is no certainty regarding the realization or the manner of the realization of such estimates, which are dependent on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in 2023 and thereafter (Cont.)

U.S.
Increase of about 17% in EBITDA compared with last year – the electricity margins declined at a relatively moderate rate, despite the sharp drop in in the natural gas prices.

Commencement of construction of the Backbone solar project in Maryland (179 megawatts) – expected increased ITC rate of 40% due to the IRA Law.

Acquisition of Mountain Wind wind projects (81.5 megawatts) and closing of the project financing in the beginning of April – for a consideration of about NIS 625 million (about $175 million3), of which about NIS 270 million (about $75 million).

Revision and extension of the Valley financing agreement – extension of the loan’s repayment date by about 3 years along with reduction of the debt by about $55 million (CPV’s share – 50%) and update of the interest margin.

Commercial operation of the Three Rivers project with a scope of 1,258 megawatts July – (CPV holds a 10% interest in the power plant).

Signing of a financing agreement for construction of projects in the renewable energy segment – in the aggregate scope of about $370 million.

Commercial operation of the Maple Hill solar project in the scope of 126 megawatts and realization of the investment of the tax partner (ITC 40%) – receipt of the entire proceeds of the investment of the tax partner, in the amount of about NIS 304 million (about $82 million).

Group headquarters	Reconfirmation of a credit rating for the Company and its debentures of ‘ilA–’ and an update of the rating outlook to negative by S&P Maalot.

Renewal of binding credit frameworks – in the amount of NIS 550 million and LC frameworks for the CPV Group in the amount of $95 million (about NIS 345 million), which are valid up to the second half of 2024.

Issuance of a new series of debentures – in January 2024, debentures (Series D) were issued, in the amount of NIS 200 million with an average of life of 6.4 years and coupon (stated interest rate) of 6.2%.

[3]	In this report – the dollar means of the U.S. dollar.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Portfolio of about 9.9 GW and about 1.4 GWh of storage (*)

United States (**)

Israel

(*)
For additional information – see Section 6 below. That stated with respect to the stages of development, capacities and the expectation regarding construction of the development projects constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays due to regulatory and/or operating factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Section A of the report. Advancement of the development projects is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report.

(**)	In addition, the CPV Group has additional project with a scope about 4GW in initial development stages.

OPC Energy Ltd.
Report of the Board of Directors
2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the report, the Group is active in the generation and supply of electricity and energy in three activity sectors (which constitute reportable segments in the financial statements), as detailed briefly below:

(1)
Israel (through OPC Holdings Israel Ltd. (80%4)) – as part of this area of activities, the Group is involved in generation and supply of electricity and energy mainly to private customers and Noga Electricity Systems Ltd. (hereinafter – “the System Operator”), and in initiation, development, construction and operation of power plants and facilities for generation of energy by means of natural gas and renewable energy in Israel.

(2)
Renewable energy in the U.S. (through the CPV Group (70%)) – as part of this area of activities, the Group is engaged in the initiation, development, construction and operation of power plants running on renewable energy in the U.S. (solar and wind) and supply of electricity from renewable sources to customers.

(3)
Energy transition in the U.S. (through the CPV Group (70%)) – as part of this area of activities, the Group is engaged in the initiation, development, construction and operation of power plants running on conventional energy in the U.S (natural gas), which supply efficient and reliable electricity. The active power plants in this area of activities are held by associated companies (which are not consolidated in the financial statements of the CPV Group and thus not in the Company’s financial statements).

Furthermore, the Group is engaged, by means of the CPV Group (70%), in various business activities in the U.S., which as at the date of the report are not material to the results of the Group’s activities (and that do not constitute reportable segments in the financial statements).

(1)
Initiation and development of projects for generation of electricity (highly‑efficient power plants running on natural gas) with integration of carbon capture capabilities (some of the projects in this area are being developed by associated companies);

(2)	Provision of asset‑management and energy services to power plants running on conventional energy in the U.S (natural gas) that are partly owned by the CPV Group and partly by third parties;

(3)
Retail sale activities of electricity from renewable sources to commercial customers that are designed to supplement the generation activities of electricity from renewable sources of the CPV Group. These activities are just beginning (started in the beginning of 2023), and in the upcoming years they are expected to generate an operating loss and negative cash flows that are immaterial to the CPV Group and the Company.

For additional details regarding the Group’s activities in its activity areas as well as in other areas of activity5 – see Note 27 to the financial statements.

[4]
Upon completion of the Veridis transaction in January 2023 (for details – see Note 25A(1) to the financial statements), the other 20% in OPC Israel is held by Veridis Power Plants Ltd. (“Veridis”). In addition, as at the date of the report, OPC Israel holds 51% of the shares of Gnrgy Ltd. (“Gnrgy”), which operates in the area of charging electric vehicles and energy management in Israel.

[5]
It is clarified that in some cases an additional description has been provided in order to present a comprehensive picture of the matter described or of the relevant business environment. References to reports included in this report include the information included therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – in 2022, there was a significant macro‑economic trend, in both Israel and globally, that was characterized by a sharp rise in the rates of inflation and rising prices in Israel and the U.S, particularly energy and electricity prices and, in turn, a large jump in the interest rates. This took place, among other things, against the background of geo‑political events – mainly the war in the Ukraine and the global energy crisis, along with the long‑term impacts of the Coronavirus epidemic, particularly continuing disruptions (complications) in the supply chain.

In 2023, in Israel and in the U.S. there was a moderation of the rates of inflation and stability of the interest rates. In the U.S., where in the January 2024 interest rate decision the interest rate remained unchanged, based on the estimates of the U.S. Federal Reserve Bank during 2024 three rate reductions of 0.25% each are expected, down to a rate of about 4.6%. In Israel, where in the January 2024 interest decision Bank of Israel decided to reduce the interest rate to 4.5% while thereafter in the February 2024 decision it left the rate unchanged, based on the Bank’s forecasts the interest rate will continue to gradually decline in 2024 and at the end of the year it will be in the range of 3.75% to 4%.

These inflation and interest parameters have a material impact on the policies of the central banks and, in turn, on the general global macro‑economic environment, including in in Israel and in the U.S., and the business environment in which the Group companies operate.

The impacts of that stated on the business environment could be reflected in, among other things, the scope of the financing expenses (which increase as the interest rate increases), the growth data and extent of the business activities in the economy (in Israel and the U.S.), the financial markets and the possibility of raising debt and equity, the prices of energy, electricity and natural gas, tariffs in the Israeli electricity sector, the costs of executing construction projects, and the like.

Along with that stated, the geopolitical tensions in Israel and worldwide impact the macro‑economic environment (including policy considerations of Bank of Israel with respect to the war circumstances), as detailed in Sections B. and C. below. Events of this type could also impact inflation and interest‑rate aspects.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

A.	(Cont.)

Set forth below is data with reference to the Consumer Price Index (CPI) in Israel and in the U.S. and the interest rates of Bank of Israel and the Fed and the currency exchange rate:

	2023	2022	Change

Dollar/shekel exchange rate*
As at December 31	3.627	3.519	3.1%
Average January– December	3.687	3.360	9.7%
Average October– December	3.823	3.489	9.6%

*	The dollar/shekel exchange rate on March 7, 2024, is 3.59.

			Bank of
			Israel	Federal
	Israeli	U.S.	interest	interest
	CPI	CPI	rate	rate

Proximate to the approval
date of the financial statements	111.2	308.4	4.5%	5.25%–5.50%
At December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
At December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%
Change in 2023	3.3%	3.1%	1.5%	1%

*	As at March 7, 2024.

For details regarding credit linked to the CPI or to prime – see Section 9(B) below. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 below.

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – 2023 was characterized by significant instability against the background of internal domestic events and geopolitical defense (security) matters. In the beginning of the year, the Israeli government began to advance a plan for making changes in Israel’s judicial system – a move that impacted the stability of the State’s population and economy. On October 7, 2023, the Iron Swords war (hereinafter – “the War”) broke out, which as at the approval date of the report is still ongoing. The War led to impacts and restrictions on the Israeli economy that included, among other things, reduction of economic activities, a large call for military reserves duty (soldiers), limitations on gatherings in work places and public areas, restrictions on carrying on classes in the educational system, etc. As at the approval date of the report, most of the said restrictions had been gradually relaxed, according to the security situation existing in the State and the combat areas.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

B.	(Cont.)

In addition, as at the approval date of the report the War has had external (consequential) impacts including, among others, interruptions in the marine routes to Israel due to attacks on supply ships and a significant cutback of the activities of the airline companies. These impacts could have an adverse impact on the arrival of equipment and foreign teams to Israel (including equipment and teams required for purposes of maintenance and construction of the Group’s activity sites in Israel) and the time schedules for their arrival.

The said events involve significant uncertainty and could, as stated, impact the macro‑economic environment, including a negative impact on the strength of the Israeli economy and the financial position of the State of Israel, including possible unfavorable changes in Israel’s credit rating ((in February 2024, the international rating company “Moody’s” announced a reduction of Israel’s credit rating to a level of A2 with a negative rating outlook) and of the Israeli financial institutions, particularly the Israeli banking system (against the background of the reduction of Israel’s rating, in February 2024 the international rating company “Moody’s” gave notice of a reduction of the credit rating of the five large banks in Israel to a level of A3 with a negative rating outlook)), adversely affect investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause a weakening of the exchange rate of the shekel against the other currencies (particularly the dollar), harm the activities of the business sector and create instability in the Israeli capital market (including increased volatility, falling prices of traded securities, and limited liquidity and accessibility). To the extent the above estimates materialize, wholly or partly, or in a case of a worsening of the security situation, this could negatively impact the Company’s activities and the activities of the Company’s customers and suppliers in Israel (including physical harm or curtailment of activities) and could also negatively impact the results of the Company’s activities and the availability and cost of the capital and financing sources that are required by the Company, mainly for purposes of supporting its continued business growth. As at the approval date of the report, there is no certainty regarding the duration or extent of the impact of these items. For details regarding the significance of the Iron Swords war on the Group’s business activities and results – see Section 12, below.

C.
Global events and broad impacts on raw‑material prices and the supply chain – in general, in 2023 the raw‑material prices were lower than the level thereof in 2022 and the disruptions in the supply chain were not as severe as they were in 2022. Nonetheless, certain aspects of the Group’s activities are still being impacted by the disruptions in the supply chain, where regional conflicts affecting marine transport could trigger additional complications. The said events could have a negative impact on the Group’s activities, both in Israel and in the U.S., particularly with respect to the construction costs of projects and maintenance activities, as well as on the timetables for their completion. As at the approval date of the report, there is no certainty with respect to the continuation of the trends and the scope of the impact thereof on the Group’s activities, if any at all.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.
Update of tariffs in 2022 – 2023, including the brackets of the demand hours – during 2022, there were a number of updates to the electricity tariff, in such a manner that the average generation component in 2022 was set at NIS 0.2927 per kilowatt hour.

On January 1, 2023, the annual update to the electricity tariff for 2023 entered into effect. Pursuant to the impact, the generation component was NIS 0.312 per kilowatt hour – a decrease of 0.6% compared with the generation component that occurred in the final months of 2022.

On February 1, 2023, a decision of the Electricity Authority entered into effect to update the generation component for 2023 entered into effect whereby the generation component was NIS 0.3081 per kilowatt hour – a decrease of 1.2% compared with the tariff set on January 1, 2023 – this being due to extension of the Excise Tax on Fuel Order, which called for a decrease in the purchase tax and excise tax applicable to the coal.

On April 1, 2023, an additional decision entered into effect that provided an update of the generation component to NIS 0.3039 per kilowatt hour – a decrease of 1% compared with the tariff set in February 2023 – this being as a result of a decline in the price of coal by about 30% compared with the price the last tariff increase was based on at that time, while on the other hand there was an increase in other indices that impact the cost recognized to Israel Electric Company Ltd. (“Israel Electric Company”).

Set forth below is data regarding the weighted‑average annual generation component (the prices are denominated in kilowatt hours):

Period	2023	2022	Change

January–December average	30.53	29.27	+4%
October– December average	30.39	31.40	–3%

On February 1, 2024, the annual update to the tariff for 2024 for electricity consumers of the Electricity Authority entered into effect. Pursuant to the decision, the generation component was updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023 – this being mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector.

In addition, as part of the said tariff update decision, it was noted that pursuant to the decision designation of the receipts from sale of Eshkol was determined – the surplus receipts from the sale will first be used to cover expenses incurred during the war, including costs of diesel oil, and only thereafter will the surplus receipts be used to cover non‑recurring past expenses. It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s result, and vice‑versa.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

D.	Update of tariffs in 2022 – 2023, including the brackets of the demand hours (Cont.)

Update of the brackets of the demand hours

Commencing from January 2023, a decision of the Electricity Authority entered into effect for revision of the time of use (TOU) demand categories (brackets).

Change of the TOU categories in accordance with the decision will increase the tariffs paid by household consumers and reduce the tariffs paid by TOAZ consumers.

Compared with the prior tariff structure, update of the demand‑hours categories has a negative impact on the Group’s results, this mainly in light of the consumption profile of the Group’s customers (which are mostly industrial and commercial customers), which is usually low consumption volatility in the daytime hours, compared with the consumption profile of households that is reflected in the tariffs and arrangements determined in the update with reference to the low‑level and peak hours. The annual scope of the negative impact on the Company’s activities in Israel is about NIS 33 million. In addition, a change in the demand brackets changes the seasonal breakdown of the Company’s revenues and profit in Israel over the year in such a manner that it significantly increases the summer months (June–September), mainly the third quarter at the expense of the other quarters – particularly the first and fourth quarters (for additional details – see Sections 4 and 5 below).

E.
Supplementary arrangements and granting of a supply license to Rotem – in February 2023, the Electricity Authority published a proposed decision that includes granting of a supplier license to Rotem with language (terms) similar to the existing suppliers along with imposition of covenants on Rotem, including covenants relating to a deviation from the consumption plans plus arrangements and covenants relating to this.

As at the approval date of the report, a final decision had not yet been published and the arrangements included as part of the Proposed Decision had not yet entered into effect, where to the best of the Company’s knowledge, the Electricity Authority is expected to publish a decision regarding the matter. As at the approval date of the report, there is no certainty regarding the final language of the arrangements that will be determined (if ultimately determined) and the scope of their impact. Based on the publication, the Proposed Decision creates uniformity regarding many aspects of the regulation applicable to Rotem with that of the generation facilities that are authorized to execute bilateral transactions, and thus the arrangements should permit Rotem to operate in the energy market in a manner similar to that of the other generation facilities that are authorized to execute bilateral transactions. In addition, in the Company’s estimation arrangements as stated in the proposed decision are expected to settle certain disputes between Rotem and the System Operator, and in this regard it is noted that in the fourth quarter of 2023 the System Operator repeated its position with respect to exceptional consumption beyond the plant’s generation capability6. Rotem disagrees with the System Operator’s position and, as noted, to the best of Rotem’s understanding the matters are expected to be resolved as part of the overall arrangement proposed in the proposed decision.

[6]
It is noted that without detracting from its principle position, the System Operator contends, among other things, that according to its position the consumption deviations will be charged at a tariff that is based on a TOAZ high‑voltage tariff plus 25%, a tariff that, in the Company’s estimate, the impact of which on the Group’s results compared with the prior periods, as at the date of the report, is not material.

OPC Energy Ltd.
Report of the Board of Directors
3.         Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

E.	Supplementary arrangements and granting of a supply license to Rotem (Cont.)

In the Company’s estimation, the proposed decision, to the extent it is determined and as a derivative of the final arrangements, should reduce the uncertainty regarding the arrangements applicable to Rotem and allow Rotem to operate through a supply license, similar to other relevant private generators. Nonetheless, as at the approval date of the report, a final decision on the proposed decision had not yet been made and, accordingly, the Company is not able to estimate the impact of the said disputes on Rotem’s activities7.

F.	Market model for generation and storage facilities connected to or integrated with the distribution grid

In September 2022, the Electricity Authority published a decision regarding a “market model for generation and storage facilities connected to or integrated with the distribution grid”. The decision covers the generation‑facility (using all the different technologies) and storage activities in the distribution grid and provides them the possibility of selling electricity directly to suppliers, commencing from January 2024. As a practical matter, the decision permits opening of the supply sector to competition while removing the quotas previously provided regarding this matter. The main principles of the decision are: allowing the possibility of sale of energy from a generation facility to a private virtual supplier commencing from January 2024; allowing the possibility of transitioning from other existing regulations with respect to the generation facility under this regulation; and acceptance of a generation plan of high‑tension facilities by the distributor and provision of a load plan.

G.	Targets of the Israeli government in connection with greenhouse gas emissions and amendment of the order for excise tax on fuel

Further to Government Decision No. 171 from July 2021 regarding a transition to a low carbon economy, in January 2024 the government passed Decision No. 1261 regarding pricing (costing) of local contaminating emissions and greenhouse gases, for purposes of implementation of the principle whereby “the contaminator pays”. As part of the Decision, it was decided to require the Minister of Finance to revise the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004 (“the Excise Tax on Fuel Order”) and the Customs Tariff and Exemptions and Purchase Tax of Goods Order, 2017, such that there will be a gradual charge to an entity for the external and environmental costs of carbon emissions, commencing from 2025, in the scope detailed in the Decision. As at the approval date of the report, the Minister of Finance had not yet amended the Excise Tax on Fuel Order, as stated in the Decision. As at the approval date of the report, the Company estimates that, in general, amendment of the Excise Tax on Fuel Order pursuant to the government decision (if advanced) would be expected to increase the Company’s costs of acquiring natural gas (it is noted that renewable energy projects are not exposed to the natural gas costs), where this impact is expected to be offset, partly or fully, to the extent the costs deriving from the Decision are included in the generation component8.

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

[7]	For additional details – see Section 7.3.18.5 of Part A of the Periodic Report.
[8]
The Company’s estimates regarding the possible impacts of the Excise Tax on Fuel Order and offset of the impact of the government decision constitute “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will materialize and it depends on, among other things, the regulatory arrangements that will be provided and their effective dates, as well as on undertakings that apply to the Company.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

H.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the area of “energy transition” activities, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas.

For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the main regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the Year Ended			For the Three Months Ended
	December 31			December 31
Region
(Power Plant)	2023	2022	Change	2023	2022	Change

PJM West (Shore, Maryland)	33.06	73.09	(55%)	36.31	68.74	(47%)
PJM AEP Dayton (Fairview)	30.81	69.42	(56%)	31.30	64.70	(52%)
New York Zone G (Valley)	33.27	82.21	(60%)	31.52	73.04	(57%)
Mass Hub (Towantic)	36.82	85.56	(57%)	34.66	76.92	(55%)
PJM ComEd (Three Rivers)	26.68	60.40	(56%)	26.31	52.30	(50%)

*	Based on Day‑Ahead prices as published by the relevant ISO.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. The following table shows the average Power Basis data for each power plant (the prices are denominated in dollars per megawatt hour):

	For the year ended December 31
Power plant	2023	2022	2021

Shore	(8.32)	(8.90)	(6.45)
Maryland	2.47	5.27	2.29
Fairview	(1.90)	(4.14)	(4.03)
Valley	(1.41)	(4.74)	(2.04)
Towantic	(3.02)	(4.11)	(2.83)
Three Rivers	(1.18)	(0.99)	(0.44)

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Electricity and natural gas prices (Cont.)

Electricity prices (Cont.)

The decline in the electricity prices in the year of the report and in the fourth quarter of 2023 compared with the corresponding periods last year stems from the significant decline in the natural gas prices, as detailed below. Nonetheless, the decline in the electricity prices was much more moderate than the decline in the natural gas prices due to the supply and demand trends in the activity areas of the CPV Group: an increase in the demand for electricity due to electrification (electricity) trends in transportation, real estate and industry, alongside a decline in the available capacity as a result of closure of old inefficient and polluting conventional power plants (mainly power plants powered by coal), on the one hand, and limited new supply of power plants due to a relatively slow rate of entry of renewable energies and a lack of construction of new conventional power plants, on the other hand.

Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the			For the
	Year Ended			Three Months Ended
Region	December 31			December 31
(Power Plant)	2023	2022	Change	2023	2022	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	1.90	6.80	(72%)	1.78	6.59	(73%)
Transco Zone 5 North (Maryland)	2.74	8.55	(68%)	2.77	8.97	(69%)
Texas Eastern M‑2 (Fairview)	1.63	5.53	(71%)	1.61	4.55	(65%)
Dominion South Pt (Valley – 30%)	1.63	5.51	(70%)	1.64	4.42	(63%)
Algonquin City Gate (Towantic)	2.94	9.15	(68%)	2.69	8.24	(67%)
Chicago City Gate (Three Rivers)	N/A	N/A	N/A	2.28	N/A	N/A

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

The natural gas prices in the U.S. started to rise in the second half of 2021 due to the recovery from the economic crisis that took place against the outbreak of the corona virus and even more so as a result of the outbreak of the war between Russia and the Ukraine in the beginning of 2022. The natural gas prices remained high in 2022, while the generation levels of the natural gas were relatively low. At the end of December 2022, the natural gas prices fell sharply upon the rise in levels of generation of natural gas and the slowdown of the demand owing to the warm winter (2022/2023), and remained at a very low rate during 2023 compared with last year against the background of relatively high inventory levels. In January and February 2024, the trend continued against the background of moderate winter weather and an increase in the inventory levels of natural gas. Some of the gas generators began giving notice of cutbacks in the scope of the generation in response to the low natural gas price, where there is no certainty regarding the continuation of this trend or its impact on the natural gas prices.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas (used for generation of the electricity) in the relevant area (zone). The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (MMBtu/MWh)]

Set forth below are the average Spark Spread margins for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Year Ended			Three Months Ended
	December 31			December 31
Power Plant[9]	2023	2022	Change	2023	2022	Change

Shore	19.95	26.17	(24%)	24.03	23.27	3%
Maryland	14.15	14.10	–	17.20	6.85	151%
Valley	20.72	37.96	(45%)	19.53	32.06	(39%)
Towantic	17.71	26.09	(32%)	17.18	23.36	(26%)
Fairview	20.22	33.48	(40%)	20.84	35.13	(41%)
Three Rivers	–	–	–	11.49	–	–

*
Based on electricity prices as shown in the above table, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis as described in the above table.

The decrease in the electricity margins (Spark Spread) in the year of the report and in the fourth quarter of 2023 compared with the corresponding periods last year, as shown by the above table, corresponds to the trend of a significant decrease in the natural gas prices along with a more moderate decline in the electricity prices.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market (for details regarding agreements hedging of the electricity margin of the CPV Group – see Section 4E below).

For details regarding a forecast of the EOX company of electricity and natural gas prices in the activity areas – see Appendix A below.

[9]	For additional details regarding the energy margin of the CPV Group – see Section 4E below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that generally the capacity prices have declined from period to period.

Sub-Region	CPV Plants[10]	2024/2025	2023/2024	2022/2023	2021/2022
PJM RTO		28.92	34.13	50	140
PJM COMED	Three Rivers	28.92	34.13	–	–
PJM MAAC	Fairview, Maryland, Maple Hill	49.49	49.49	95.79	140
PJM EMAAC	Shore	54.95	49.49	97.86	165.73

Source: PJM

[10]	The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity revenues (Cont.)

Changes in the format of the capacity tenders of PJM

In October 2023, PJM submitted to FERC changes in the format for the capacity market for the purpose of applying the changes to the tenders planned for July 2024 (for a one‑year period that starts in the middle of 2025). The proposed changes include changes in the modeling of risks, a recognition process for the source of the capacity, requirements for examination of generators, a ceiling for an annual penalty on the performance levels and a ceiling for recognized bids. In the estimation of the CPV Group, the proposed changes, if approved, are expected to have a positive impact on the capacity tariffs11.

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. The power plants are permitted to assure the capacity tariffs in the seasonal tender, the monthly tender or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the capacity prices rose compared with prior periods – this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Winter 2023/2024	Summer 2023	Winter 2022/2023	Summer 2022
NYISO Rest of the Market	–	127.25	153.26	39.12	110.87
Lower Hudson Valley	Valley	128.9	164.35	43.43	151.63

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

[11]
That stated in this Section regarding the estimate of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and that depends on the content of the arrangements that will be provided (if any) and the manner of their application.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

I.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward tenders for a period of one year, commencing from June 1, three years from the year of the tender. In addition, there are supplementary monthly and annual tenders for the balance of the capacity not sold in the forward tenders. The power plants are permitted to guarantee the capacity payments in the forward tenders, the supplementary tenders or through bilateral sales.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward tenders, supplemental annual tenders, monthly tenders with variable capacity prices in every month and bilateral agreements with the energy suppliers in the market.

J.	The Inflation Reduction Act (“the IRA Law”)

In August 2022, the Inflation Reduction Act was signed by the President of the United States and became law. Among other things, the IRA Law grants significant tax benefits with respect to renewable energies and carbon capture technologies. One of the goals of the IRA Law is to cause an increase in the generation using renewable energies and regulatory stability in the area.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

J.	The Inflation Reduction Act (“the IRA Law”) (Cont.)

For details regarding the benefits included in the IRA Law for renewable energies and projects with carbon capture – see Section 8.1.4O of Part A of the Periodic Report.

In the estimation of the CPV Group, the IRA Law is expected to have a positive impact on initiation, development and construction projects involving renewable energies (for additional details regarding the projects – see Section 6 below) and, among other things, on increasing the value of the tax credits that are expected to be received compared with the situation existing prior to passage of the IRA Law. In addition, the possibility of selling the tax benefits is expected to increase the Group’s ability to realize part of the value of the tax credits of its renewable‑energy projects and to improve the investment conditions12.

Regarding projects under development that include carbon capture technologies (as detailed in Section 6 below), in the estimation of the CPV Group the IRA Law is expected to have a positive impact due to the benefits it provides. As at the approval date of the report, the IRS published some of the arrangements relating to the manner of implementation of the IRA Law. Nonetheless, some of the impacts of the IRA Law and the manner of its application have not yet been fully clarified and they are expected to fully understood upon publication of all the detailed arrangements.

For additional details regarding the developments of the Group’s activities in the United States – see Section 6 below.

[12]
That stated in connection with the main impacts of the IRA Law and its application to projects of the CPV Group and their entitlement to the benefits is “forward‑looking” information as it is defined in the Securities Law, and it constitutes solely an estimate that is based on the language of the legislation published and the existing business plans. Ultimately, the impacts of the IRA Law could be impacted by, among other things, the detailed regulatory arrangements that will be determined, the extent of the compliance with the conditions for entitlement and the progress of the relevant project (if any), legislative updates, if any, with respect to the manner of implementation of the benefits or their demarcation, changes in the legislation or policies of the governmental, legislative and regulatory entities as they will be from time to time. Accordingly, information as stated above might not be realized and/or might be realized in a manner different than that described above.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations (for additional details regarding seasonal impacts – see Section 3.2D above).

In Israel, the TOAZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TOAZ (or the demand hours’ brackets). For additional details regarding a decision to update the hourly demand categories of the TOAZ commencing from January 1, 2023 – see Section 3.2D above. Update of the hourly demand brackets changes the breakdown of the Company’s revenues over the quarters in such a manner that it increases the summer months (and mainly the third quarter) at the expense of the other quarters, and particularly the first and fourth quarters.

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in the summer and the winter periods compared with the average and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average. In addition, in connection with renewable energy wind projects, the wind speeds tend to be higher in the winter and lower in the summer.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income[13]

	For the Year Ended
Section	December 31
	2023	2022

Revenues from sales and provision of services (1)	2,552	1,927
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,827)	(1,404)
Depreciation and amortization	(288)	(191)
Gross profit	437	332
Administrative and general expenses	(212)	(239)
Share in earnings of associated companies	242	286
Business development expenses	(58)	(50)
Compensation for lost revenues	41	–
Other expenses, net	(16)	–
Operating income	434	329
Financing expenses, net	(197)	(47)
Income before taxes on income	237	282
Taxes on income expenses	(68)	(65)
Net income for the year	169	217
Adjustments	8	(46)
Adjusted net income for the year[14]	177	171

Attributable to:
The Company’s shareholders	152	119
Holders of non‑controlling interests	25	52

[13]	The results of the associated companies in the U.S. (mainly in the Energy Transition segment) are presented in the category “Company’s share in earnings of associated companies”.
[14]
Adjusted net income or loss – net income or loss in accordance with IFRS plus or minus the adjustments detailed in Section G below. It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Year Ended
	December 31
	2023	2022

Revenues in Israel
Revenues from sale of energy to private customers	1,424	1,212
The increase stems mainly from an increase in the generation component and an increase in customer consumption, in the aggregate amount of about NIS 181 million, and an increase, in the amount of about NIS 87 million, due to consolidation of Gat for the first time starting from the second quarter of 2023. On the other hand, there was a decrease of about NIS 33 million deriving from the impact of the change in the demand‑hour brackets (as detailed in Section 3.2D above and in Section C below).

Revenues from sale of energy to the System Operator and to other suppliers	120	55
Most of the increase, in the amount of about NIS 68 million, stems from the commercial operation of Zomet at the end of the second quarter of 2023, and an increase of about NIS 13 million due to the initial consolidation of Gat starting from the second quarter of 2023.

Revenues in respect of capacity payments	59	–	The increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of energy at cogeneration tariff	82	52	Most of the increase stems from an increase in the quantity generated
Revenues from sale of steam	59	62
Other revenues	59	39	Most of the increase stems from sales of electricity, in the amount of about NIS 26 million, from the Zomet power plant prior to the commercial operation at the end of June 2023.
Total revenues from sale of energy and others in Israel (without infrastructure services)	1,803	1,420
Revenues from private customers in respect of infrastructure services	480	315
The increase, stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 97 million and about NIS 45 million, respectively, and an increase of about NIS 28 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Total revenues in Israel	2,283	1,735

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	136	87	The increase derives mainly from the first‑time consolidation of the results of Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (as part of others) and other revenues	133	105	The increase stems mainly from an increase in the scope of the services provided to projects.
Total revenues in the U.S.	269	192

Total revenues	2,552	1,927

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Year Ended		Board’s Explanations
	December 31
	2023	2022

Cost of sales in Israel
Natural gas and diesel oil	663	526
The increase stems mainly from an increase in the natural gas tariff as a result of an increase in the generation component and the shekel/dollar exchange rate, in the amount of about NIS 50 million, from an increase in the quantity of the gas consumed against the background of maintenance work at the Rotem and Hadera power plants in 2022, in the amount of about NIS 39 million, and an increase due to consolidation of the results of Gat for the first time and commercial operation of Zomet starting from the second quarter of 2023, in the amount of about NIS 116 million. On the other hand, there was a decrease of about NIS 51 million, deriving from the start of execution of the Energean agreement commencing from the second quarter of 2023 (and the amount of about NIS 18 million stemming from a contractual monetary amount that Rotem and Hadera are entitled to from Energean that was recognized in the first quarter, as described in Note 28C(3) to the financial statements).

Expenses in respect of acquisition of energy	303	295
The increase stems mainly from an increase of about NIS 89 million in customer consumption in the period of the report. On the other hand, there was a decrease, in the amount of about NIS 81 million, against the background of maintenance work at the Rotem and Hadera power plants in 2022.

Cost of transmission of gas	41	32
Salaries and related expenses	37	32
Operating expenses	87	54	The increase stems mainly from the first‑time consolidation of Gat and the commercial operation of Zomet starting from the second quarter of 2023.
Other expenses	65	40	Most of the increase stems from natural gas and other expenses at the Zomet power plant prior to the commercial operation at the end of June 2023.
Total cost of sales in Israel without infrastructure services	1,196	979
Expenses in respect of infrastructure services	480	315
The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 97 million and about NIS 45 million, respectively, and an increase of about NIS 28 million due to consolidation of Gat for the first time in the second quarter of 2023.

Total cost of sales in Israel	1,676	1,294

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	49	30	The increase stems mainly from the first‑time consolidation of the Mountain Wind project starting from the second quarter of 2023.
Cost in respect provision of services (as part of others) and other costs	102	80	Most of the increase is parallel to the increase in the scope of the services provided to projects.
Total cost of sales and provision of services in the U.S.	151	110
Total cost of sales and provision of services	1,827	1,404

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

1.	EBITDA indices

–	“EBITDA in the consolidated statements”[15]: net income (loss) for the period before depreciation and amortization, net financing expenses or income, taxes on income and other income (expenses), net.

–
“EBITDA after proportionate consolidation”: “EBITDA in the consolidated statements” after eliminating the share in the income (losses) of associated companies and after a proportionate consolidation of the EBITDA of the associated companies based on the rate of holdings of the CPV Group therein.

2.
“EBITDA after adjusted proportionate consolidation: “EBITDA after proportionate consolidation” after adjustments in respect of changes in the fair value of derivative financial instruments with respect to which hedge accounting was not applied and items that are not in the ordinary course of the Group’s business (for details regarding adjustments in the period – Section G below).

3.
FFO (Funds From Operations) – with reference to the active projects – cash flows from operating activities for the period (including changes in the working capital) less investments in property, plant and equipment and periodic maintenance costs that are not included in the current operating activities and less net interest payments. Regarding the rest of the Group’s activities – cash flows from operating activities for the period (including changes in the working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development), including net interest expenses in respect thereof, are not included in FFO.

4.
Net cash flows after service of the project debt – FFO less payment of principal on project loans, and after adjustments in respect of change in other credit from banks and change in restricted cash and deposits (including for securing transactions hedging electricity margins) as part of the project credit.

The said indices are not recognized in accordance with IFRS as indices for measurement of financial performance and are not intended as a substitute for gross profit and operating income, cash flows from operating activities or other terms of operating or liquidity indices in accordance with the IFRS standards.

It is noted that EBITDA indices are not intended to represent an approximate of the free cash flows from the Group’s operating activities, or to represent cash available for distribution as dividend or for other uses (particularly in light of the provisions of the project financing agreements for some of the Group’s power plants), since these amounts will most likely be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by limitations that negatively impact the use thereof as indices for analysis of the Company’s profitability, since they do not take into account certain revenues and expenses deriving from the Company’s business, which could have a significant impact on its net profit or loss, such as, depreciation expenses, financing expenses or income and taxes on income.

[15]	It is clarified that revenues in respect of lost profits are included in EBITDA in the consolidated statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

The Company believes that the data relating to adjusted EBITDA after proportionate consolidation and FFO16  provide useful and transparent information to investors when reviewing the Company’s operating performances and its current operating cash flows and when comparing these performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) and when comparing performances between periods. It is noted that the EBITDA after proportionate consolidation also serves the Company’s management when reviewing the Company’s performances.

The net cash flows after service of the project debt data item provides additional information regarding the net cash flows of the projects that are available to the Group (subject to compliance with the provisions of law and the project financing agreements regard distribution of dividends) for purposes of service of non‑project debt, growth and making new investments, as well as distribution of dividends to its owners (subject to the provisions of law, the trust indentures and non‑project financing agreements and pursuant to the Group’s policies).

[16]	It is noted that other companies might define the EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the Year Ended
	December 31
	2023	2022

Revenues from sales and provision of services	2,552	1,927
Cost of sales (without depreciation and amortization)	(1,827)	(1,404)
Administrative and general expenses (without depreciation and
amortization)	(197)	(229)
Business development expenses	(58)	(50)
Share in income of associated companies	242	286
Compensation for lost revenues	41	–
Consolidated EBITDA	753	530
Elimination of the share in income of associated companies	(242)	(286)
Addition of the share of Group in proportionate EBITDA of
associated companies (1)	588	556
EBITDA after proportionate consolidation	1,099	800
Adjustments in the consolidation (see detail in Section G below)	18	10
Adjustments for associated companies (see detail in Section G below)	(8)	8
Adjusted EBITDA after proportionate consolidation	1,109	818

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

						Three
For the year ended December 31, 2023	Fairview	Towantic	Maryland	Shore*	Valley	Rivers	Total

Revenues from sales of energy	191	181	156	147	268	28	971
Cost of natural gas	81	90	77	71	107	17	443
Carbon emissions tax (RGGI)	**(1)	27	20	29	43	–	118
Cost of sales – other expenses (without
depreciation and amortization)	2	3	7	6	6	–	24
Gain (loss) on realization of transactions
hedging the electricity margins	32	(2)	8	(1)	77	–	114
Net energy margin	141	59	60	40	189	11	500
Revenues from capacity payments	23	106	24	25	57	2	237
Other income	2	3	3	5	4	1	18
Gross profit	166	168	87	70	250	14	755
Fixed costs (without depreciation and
amortization)	12	19	19	26	68	4	149
Administrative and general expenses
(without depreciation and amortization)	4	4	4	5	8	1	26
Group’s share in proportionate adjusted
EBITDA of associated companies	150	145	64	39	174	9	580

*
At the Shore power plant – gas transport costs (totaling in 2023 about NIS 22 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS) (Cont.):

							Three
For the year ended December 31, 2022	Fairview		Towantic	Maryland	Shore*	Valley	Rivers	Total

Revenues from sales of energy	422		352	283	384	641	–	2,082
Cost of natural gas	242		248	170	250	358	–	1,268
Carbon emissions tax (RGGI)		**1	23	14	31	46	–	115
Cost of sales – other expenses (without
depreciation and amortization)	2		4	7	6	6	–	25
Gain (loss) on realization of transactions
hedging the electricity margins	(95)		(44)	(25)	(45)	13	–	(196)
Net energy margin	82		33	67	52	244	–	478
Revenues from capacity payments	43		86	11	41	41	–	222
Other income	2		1	4	6	3	–	16
Gross profit	127		120	82	99	288	–	716
Fixed costs (without depreciation and
amortization)	11		21	14	20	64	–	130
Administrative and general expenses
(without depreciation and amortization)	3		3	3	4	7	–	20
Group’s share in proportionate adjusted
EBITDA of associated companies	113		96	65	75	217	–	566

*
At the Shore power plant – gas transport costs (totaling in 2023 about NIS 22 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the Year Ended		For the Year Ended
	Basis of	December 31, 2023		December 31, 2022
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects (1)	Consolidated	611	506	391	232
Business development costs,
headquarters in Israel and others	Consolidated	(31)	(78)	(24)	(30)
Total Israel		580	428	367	202

Total operating projects (1)	Associate	581	322	566	253
Other costs	Consolidated	(4)	(4)	(4)	(4)
Total energy transition in the U.S.		577	318	562	249
Total operating projects in Israel (1)	Consolidated	72	54	55	44
Business development and other costs	Consolidated	(41)	(41)	(29)	(29)
Total renewable energy in the U.S.		31	13	26	15
Total activities as part of the “others”
segment	Consolidated	6	6	–	–
Headquarters in the United States[17] (2)	Consolidated	(58)	(73)	(111)	(63)
Total United States		556	264	477	201

Company headquarters (not allocated
to the segments)	Consolidated	(27)	(56)	(26)	(105)

Total consolidated		1,109	636	818	298

(1)	See Section 4B(3) below.
(2)	Most of the change in the 2023 is in respect of a profit‑sharing plan for employees of the CPV Group, which is measured at fair value. For details – see Note 18 to the financial statements.

[17]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 29 million and about NIS 21 million for the years ended December 31, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues (net of infrastructure services), adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the year ended December 31, 2023				For the year ended December 31, 2022
	Basis of		Adjusted		Net cash		Adjusted		Net cash
	presentation	Net	EBITDA		flows	Net	EBITDA		flows
	in the	revenues	after		after	revenues	after		after
Main	Company’s	from	proportionate		service of	from	proportionate		service of
projects in	financial	infrastructure	consol-		project	infrastructure	consol-		project
operation	statements	services	idation	FFO	debt	services	idation	FFO	debt

Rotem[18]	Consolidated	936	391	395	395	889	343	210	210
Hadera[19]	Consolidated	347	144	79	34	322	48	22	(15)
Zomet[20]	Consolidated	127	27	21	(18)	–	–	–	–
Gat[21] [22]	Consolidated	101	49	11	–	–	–	–	–
Total operating
projects in Israel		1,511	611	506	411	1,211	391	232	195
Fairview	Associated (25%)	261	150	124	11	315	113	74	6
Towantic	Associated (26%)	323	145	103	(37)	438	96	80	34
Maryland[23]	Associated (25%)	221	64	15	10	203	65	27	12
Shore[24]	Associated (37.5%)	226	39	5	(8)	314	75	4	12
Valley	Associated (50%)	441	174	75	11	704	217	68	3
Three Rivers[20]	Associated (10%)	53	9	–	–	–	–	–	–
Total energy
transition in the U.S.[25]		1,525	581	322	(13)	1,974	566	253	67
Keenan	Consolidated	85	48	35	–	87	55	44	9
Mountain Wind[21]	Consolidated	46	23	20	7	–	–	–	–
Maple Hill[26]	Consolidated	5	1	(1)	(1)	–	–	–	–
Total renewable
energy in the U.S.		136	72	54	6	87	55	44	9

[18]
Not including a deduction of repayment of loans to shareholders of Rotem before the Veridis transaction (see Note 25D(2) to the financial statements) and payments of intercompany taxes in the consolidated tax reconciliation statement. In 2022, the FFO was significantly impacted by maintenance performed.

[19]
In 2023, the financial results of the Hadera power plant includes compensation of about NIS 41 million in respect of lost profits caused to Hadera as a result of delay of the commercial operation date of the power plant. For additional details – see Note 28A(4) to the financial statements.

[20]
The financial results of the Zomet and Three Rivers power plants were included starting from the commercial operation date at the end of June 2023 and during July 2023, respectively. For details regarding the capacity tariffs in the Zomet power plant, particularly in 2023, see Section 7.13 of Part A of the Periodic Report.

[21]
The financial results of the projects were included starting from the date of the initial consolidation in the second quarter of 2023. The estimated EBITDA for a full calendar year of the Mountain Wind project in the period of the PPA agreement is about NIS 47 million (about $13 million). That stated regarding the estimated EBITDA calendar year is “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report that might not materialize.

[22]	The FFO in the year of the report includes a payment of about NIS 8 million for significant planned maintenance work that was performed at Gat in the first quarter of 2023.
[23]	The FFO in the year of the report includes a payment in respect of the project for upgrade of facilities of the Maryland power plant, in the amount of about NIS 8 million.
[24]	The FFO in the year of the report includes a payment, in the amount of about NIS 17 million, in respect of significant planned maintenance work performed at Shore, in the first half of 2023.
[25]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

[26]
The financial results of Maple Hill were included starting from the commercial operation date, from November 2023. The estimated EBITDA for a full calendar year of the Maple Hill project in the period of the PPA agreement is about NIS 42 million (about $11 million). That stated regarding the estimated EBITDA calendar year is “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group as at the date of the report that might not materialize.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the year of the report compared with last year (in NIS millions):

1.
Energy margin – the increase stems mainly from an increase in the generation tariff, in the amount of about NIS 30 million, an increase in the sales of energy, in the amount of about NIS 22 million, as a result of an increase of consumer consumption, and a decrease in the natural gas prices, in the amount of about NIS 51 million, as a result of the start of execution of the Energean agreement commencing from the end of the first quarter of 2023. On the other hand, there was an increase in the natural gas price due to the strengthening of the dollar against shekel, in the amount of about NIS 42 million. In addition, there was a decline in the revenues due to the revision of the hourly demand brackets, in the aggregate amount of about NIS 33 million (for additional details – see Section 3.2(D)).

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment (Cont.)

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions): (Cont.)

2.
Availability (operational) – last year the Rotem and Hadera power plants were shut down for different periods of time for purposes of maintenance work, which had a negative impact on their results compared with the year of the report. In addition, the operating results of the Hadera power plant were negatively impacted in the third quarter of 2023 due to advancement of planned maintenance work in one of the gas turbines. For details regarding planned maintenance of about 15 days at Rotem in 2024 – see Section 7.11.1 of Part A of the Periodic Report.

3.
One‑time events – in the fourth quarter of 2023, a compromise agreement was signed with the Hadera construction contractor whereby revenues were recognized in the amount of about NIS 41 million (about $11 million) in respect of a loss of revenues caused to Hadera due to delay in the commercial operation date of the power plant. For additional details – see Note 28A(4) to the financial statements. In addition, in the first quarter of 2023, Rotem and Hadera recognized a contractual monetary amount it is entitled to from Energean, in the aggregate amount of about NIS 18 million further to amendment of the agreements from May 2022. The said amount is expected to actually be received in installments in the first half of 2024. For additional details – see Note 28C(3) to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the U.S. in the year of the report compared with last year (in millions of NIS):

1.
Energy margin – as stated in Section 3.3H above, in the year of the report there was a significant decline in the energy margins compared with 2022, and correspondingly there was a decline, in the amount of about NIS 392 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, there was a decline of about NIS 6 million in revenues from availability.

2.
Energy hedges[27] – the said decline in the electricity margins was offset, in the amount of about NIS 329 million, mainly due to utilization of a loss on hedges in 2022 and realization of income from hedges in 2023, as detailed in Section 3.3H. For details regarding energy hedges for 2024 – see Section E below.

3.
Availability (operational) – the increase stems mainly from maintenance work at the Valley power plant in 2022. In addition, in the fourth quarter of 2023, planned maintenance work was performed in the Fairview power plant, which extended beyond the expectation and had a negative impact on the results in this quarter.

[27]
For details relating to the policies for management of the exposures in the CPV Group, and particularly with reference to hedging of part of the electricity margins – see Note 23 to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S. (Cont.)

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the year of the report compared with last year (in millions of NIS):

Energy margin – most of the decrease derives from the impact of a decline in the wind speed on the results of Keenan.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

E.	Additional details regarding electricity hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3I above.

Set forth below is the scope of the hedging for 2024 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies)28.

2024

Expected generation (MWh)	9,773,754

Net scope of the hedged energy margin (% of the power plant’s capacity based on the expected generation) (*)	50%

Net hedged energy margin (millions of $)	≈ 74.9 (≈ NIS 276 million)

Net hedged energy margin (MWh/$)	15.30

Net market prices of energy margin (MWh/$) (**)	16.49

(*)
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different. In general, the hedge is made for a period of 24 months and most of it is for a period of 12 months forward and, accordingly, as at December 31, 2023, the scope of the hedges made for 2025 is not material.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3H above. The market prices of the net hedged energy are based on future contracts for electricity and natural gas.

Set forth below is the scope of the secured capacity revenues for 2024 as at the date of the report:

2024

Scope of the secured capacity revenues (% of the power plant’s capacity)	89%

Capacity payments (millions of $)	≈ 56 (≈ NIS 205 million)

[28]	The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of market conditions or the hedging policy of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

F.	Analysis of the change in net income (in millions of NIS)

(1)
Most of the increase stems from depreciation expenses of the Gat power plant (about NIS 27 million) and Mountain Wind (about NIS 13 million) power plant which were consolidated for the first time in the second quarter of 2023, the commercial operation of the Zomet power plant (about NIS 28 million) that took place in the second quarter of 2023 and an increase of about NIS 23 million due to a decision of the CPV Group made in the third quarter of 2023 to discontinue development of a natural gas project in the United States.

(2)	Most of the increase in the other expenses stems from a loss from impairment of value of goodwill in Gnrgy, in the amount of about NIS 23 million, as detailed in Note 12D to the financial statements.

(3)
Most of the increase stems from financing expenses relating to acquisition of the Gat power plant, in the amount of about NIS 24 million, to acquisition of the Mountain Wind power plant, in the amount of about NIS 14 million, and the commercial operation of the Zomet power plant, in the amount of about NIS 44 million. On the other hand, the interest income from deposits increased by the amount of about NIS 26 million.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

G.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the Year Ended
Section	December 31		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments in the U.S. (presented as part of the Company’s share of income of associated companies in the U.S.)	(8)	8
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Change in net expenses, not in the ordinary course of business and/or of a non‑recurring nature	18	10	In the year of the report and in 2022, represents test runs and other activities executed prior to the commercial operation of the Zomet power plant, which took place in June 2023.
Total adjustments to EBITDA after proportionate consolidation	10	18

Income from exchange rate differences in respect of intercompany loans (*)	–	(82)
Tax impact in respect of the adjustments	(2)	18
Total adjustments to net income for the period	8	(46)

(*)
For purposes of improving the comparability between the periods with respect to the adjusted net income data, the Company made a reconciliation to the net income for 2022 in respect of income that is not cash (cash flow) income from exchange rate differences from revaluation of intercompany loans that occurred from October 1, 2022 that were classified as part of the Group’s net investment in CPV in the U.S. and exchange rate differences in respect thereof are recorded, commencing from that date, to other comprehensive income as part of the translation reserve.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

H.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of the generation of the power plants and wind plants in Israel and the U.S.:

Israel

		For the year ended December 31, 2023				For the year ended December 31, 2022
				Actual					Actual
		Potential	Net	calculated	Actual	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	3,761	3,514	93.4%	98.5%	3,765	3,283	87.2%	88.0%
Hadera	144	1,036	939	90.7%	90.7%	1,026	790	77.0%	77.0%
Gat[29]	75	458	433	94.4%	94.1%	–	–	–	–
Zomet[30]	396	1,742	283	16.3%	88.0%	–	–	–	–

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity divided by the generation potential.

[29]	Data of the generation of the Gat and Mountain Wind power plants are included from the date of the initial consolidation in the second quarter of 2023.
[30]
Data of the generation of the Zomet and Three Rivers power plants are included starting from the date of the commercial operation at the end of June 2023 and during July 2023, respectively. Regarding the Maple Hill project, generation data was not included due to the short period from the commercial operation date during November 2023 up to the endo of the year.

OPC Energy Ltd.
Report of the Board of Directors
4.	Results of operations for the year ended December 31, 2023 (in millions of NIS) (Cont.)

H.	Detail generation (in millions of kilowatt/hours) (Cont.)

Set forth below is detail of the generation of the power plants and wind plants in Israel and the U.S.: (Cont.)

U.S.

		For the year ended December 31, 2023				For the year ended December 31, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	8,160	7,213	81.1%	84.2%	8,806	7,607	85.6%	87.3%
Towantic	805	6,888	5,551	77.5%	91.2%	6,133	4,960	69.3%	83.5%
Maryland	745	6,089	4,162	64.5%	93.0%	6,089	3,779	69.8%	90.9%
Shore	725	5,333	4,000	63.3%	83.4%	6,285	4,422	69.8%	96.0%
Valley	720	5,867	4,392	72.3%	77.6%	6,192	4,831	80.0%	88.6%
Three Rivers[30]	1,258	4,220	2,814	64.0%	74.8%	–	–	–	–

		Renewable energy projects

Keenan II	152	1,322	271	20.4%	93.6%	1,330	286	21.5%	92.3%
Mountain Wind[29]	82	481	140	22.0%	79.6%	–	–	–	–

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	December 31
	2023	2022

Revenues from sales and provision of services (1)	581	504
Cost of sales and provision of services (without depreciation and amortization) (2)	(432)	(368)
Depreciation and amortization	(83)	(59)
Gross profit	66	77
Administrative and general expenses	(30)	(84)
Share in earnings of associated companies	63	96
Business development expenses	(11)	(15)
Compensation in respect of lost revenues	41	–
Other expenses, net	(22)	–
Operating income	107	74
Financing expenses, net	(54)	(29)
Income before taxes on income	53	45
Taxes on income expenses	(24)	(8)
Net income for the period	29	37
Adjustments	(18)	14
Adjusted net income for the period	11	51

Attributable to:
The Company’s shareholders	12	36
Holders of non‑controlling interests	(1)	15

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Three Months Ended
	December 31
	2023	2022

Revenues in Israel
Revenues from sale of energy to private customers	270	321
The decrease stems mainly from the change in the brackets for the demand hours (as detailed in in Section 3.2D above and in Section C below), and offset of an increase of about NIS 21 million deriving from consolidation of the results of Gat for the first time starting from the second quarter of 2023.

Revenues from sale of energy to the System Operator and to other suppliers	27	7	The increase stems mainly from an increase, in the amount of about NIS 19 million, as a result of the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	29	–	The increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale energy at a cogeneration tariff	48	21	Most of the increase stems from an increase in the quantity generated.
Revenues from sale of steam	14	18
Other revenues	9	11
Total revenues from sale of energy and others in Israel (without infrastructure services)	397	378
Revenues from private customers in respect of infrastructure services	107	78
The increase stems mainly from an increase in the infrastructure tariffs and an increase in customer consumption, in the amounts of about NIS 20 million and about NIS 5 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Total revenues in Israel	504	456

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	47	22	The increase stems mainly from the first‑time consolidation of the Mountain Wind project in the second quarter of 2023.
Revenues from provision of services (as part of others) and other revenues	30	26
Total revenues in the U.S.	77	48

Total revenues	581	504

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the		Board’s Explanations
	Three Months Ended
	December 31
	2023	2022

Cost of sales in Israel
Natural gas and diesel oil	174	154
The increase stems from an increase in the gas tariff as a result of an increase in the shekel/dollar exchange rate, in the amount of about NIS 10 million, and an increase due to the initial consolidation of Gat and the commercial operation of Zomet starting from the second quarter of 2023, in the aggregate amount of about NIS 31 million. On the other hand, there was a decrease in the gas expenses of about NIS 17 million, deriving from execution of the Energean agreement commencing from the end of the first quarter of 2023.

Expenses in respect of acquisition of energy	54	55
Cost of transmission of gas	12	8
Salaries and related expenses	10	8
Operating expenses	31	17	The increase in the operating expenses stems mainly from the initial consolidation of Gat and the commercial operation of Zomet in the second quarter of 2023.
Other expenses	5	15	Most of the decrease stems from operating expenses at the Zomet power plant prior to the commercial operation.
Total cost of sales in Israel without infrastructure services	286	257
Expenses in respect of infrastructure services	107	78
The increase stems mainly from an increase in the infrastructure tariff and an increase in customer consumption, in the amounts of about NIS 20 million and about NIS 5 million, respectively, and an increase of about NIS 8 million due to consolidation of Gat for the first time starting from the second quarter of 2023.

Total cost of sales in Israel	393	335

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	14	8	The increase stems mainly from the first‑time consolidation of the Mountain Wind project.
Cost in respect provision of services (as part of others) and other costs	25	25
Total cost of sales and provision of services in the U.S.	39	33
Total cost of sales and provision of services	432	368

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including EBITDA after adjusted proportionate consolidation[31] (in millions of NIS):

	For the
	Three Months Ended
	December 31
	2023	2022

Revenues from sales and provision of services	581	504
Cost of sales and services (without depreciation and amortization)	(432)	(368)
Administrative and general expenses (without depreciation and
amortization)	(25)	(82)
Business development expenses	(11)	(15)
Share in income of associated companies	63	96
Compensation in respect of lost revenues	41	–
Consolidated EBITDA	217	135
Elimination of the share of income of associated companies	(63)	(96)
Addition of the Group’s share in proportionate EBITDA of associated
companies (1)	165	163
EBITDA after proportionate consolidation	319	202
Adjustments in the consolidation (see detail in Section F below)	–	7
Adjustments for associated companies (see detail in Section F below)	(23)	10
Adjusted EBITDA after proportionate consolidation	296	219

(1)	Calculation of the Group’s share in proportionate EBITDA of associated companies (in millions of NIS):

For the three months ended						Three
December 31, 2023	Fairview	Towantic	Maryland	Shore	Valley	Rivers	Total

Revenues from sales of energy	28	38	44	50	61	18	239
Cost of natural gas	13	19	19	23	26	11	111
Carbon emissions tax (RGGI)	–	7	6	11	11	–	35
Cost of sales – other expenses (without
depreciation and amortization)	–	1	2	2	1	–	6
Gain (loss) on realization of transactions
hedging the electricity margins	3	3	–	(2)	24	–	28
Net energy margin	18	14	17	12	47	7	115
Revenues from capacity payments	3	29	7	5	15	1	60
Other income	2	2	1	2	1	–	8
Gross profit	23	45	25	19	63	8	183
Fixed costs (without depreciation and
amortization)	2	6	4	5	17	2	36
Administrative and general expenses
(without depreciation and amortization)	1	1	1	1	2	–	6
Group’s share in proportionate adjusted
EBITDA of associated companies	20	38	20	13	44	6	141

*	At the Shore power plant, gas transmission costs are classified in accordance with IFRS 16 as depreciation expenses, and accordingly are not included in the adjusted EBITDA.

[31]	For details regarding the definitions of the “EBITDA” indices, “FFO” and “cash flow after service of project debt” – see Section 4B above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including EBITDA after adjusted proportionate consolidation[31] (in millions of NIS): (Cont.)

(1)	Calculation of the Group’s share in proportionate EBITDA of associated companies (in millions of NIS): (Cont.)

For the three months ended						Three
December 31, 2022	Fairview	Towantic	Maryland	Shore	Valley	Rivers	Total

Revenues from sales of energy	103	67	72	104	144	–	490
Cost of natural gas	56	46	37	65	83	–	287
Carbon emissions tax (RGGI)	–	5	3	8	10	–	26
Cost of sales – other expenses (without
depreciation and amortization)	1	1	2	2	1	–	7
Gain (loss) on realization of transactions
hedging the electricity margins	(19)	(5)	2	(2)	14	–	(10)
Net energy margin	27	10	32	27	64	–	160
Revenues from capacity payments	15	21	(9)	8	9	–	44
Other income	2	–	2	3	–	–	7
Gross profit	44	31	25	38	73	–	211
Fixed costs (without depreciation and
amortization)	3	5	4	4	16	–	32
Administrative and general expenses
(without depreciation and amortization)	1	1	1	1	2	–	6
Group’s share in proportionate adjusted
EBITDA of associated companies	40	25	20	33	55	–	173

*	At the Shore power plant, gas transmission costs are classified in accordance with IFRS 16 as depreciation expenses, and accordingly are not included in the adjusted EBITDA.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including EBITDA after adjusted proportionate consolidation[31] (in millions of NIS): (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions). It is noted that the activities of the Group’s activities are impacted by seasonality, and the fourth quarter particularly is characterized by relatively low profitability due to the transition season.

		For the Three Months Ended
	Basis of	December 31, 2023		December 31, 2022
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects (1)	Consolidated	140	76	109	(6)
Business development costs,
headquarters in Israel and others	Consolidated	(5)	(66)	(7)	(24)
Total Israel		135	10	102	30

Total operating projects (1)	Associate	141	15	173	61
Other costs	Consolidated	(1)	(1)	–	–
Total energy transition in the U.S.		140	14	173	61
Total operating projects (1)	Consolidated	26	9	14	6
Business development and other costs	Consolidated	(12)	(12)	(10)	(10)
Total renewable energy in the U.S.		14	(3)	4	(4)
Total activities in the “others” segment	Consolidated	–	–	(4)	(4)
Headquarters in the United States[32] (2)	Consolidated	14	(19)	(47)	(19)
Total United States		168	(8)	126	34

Company headquarters (not allocated
to the segments)	Consolidated	(7)	2	(9)	(31)

Total consolidated		296	4	219	(27)

(1)	See Section 5B(3) below.
(2)	Most of the change in the 2023 is in respect of a profit‑sharing plan for employees of the CPV Group, which is measured at fair value. For details – see Note 18 to the financial statements.

[32]
After eliminating management fees between the CPV Group and the Company, in the amounts of about NIS 8 million and about NIS 6 million for the three‑month periods ended December 31, 2023 and 2022, respectively.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

B.	EBITDA calculations, including EBITDA after adjusted proportionate consolidation[31] (in millions of NIS): (Cont.)

(3)
Set forth below is additional information regarding the revenues (net of infrastructure services), EBITDA after adjusted proportionate consolidation, FFO and net cash flows after project debt service of the Group’s active power plants broken down by operating segments and subsidiaries (on a consolidated basis) and associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the three months ended				For the three months ended
		December 31, 2023				December 31, 2022
	Basis of		Adjusted		Net cash		Adjusted		Net cash
	presentation	Net	EBITDA		flows	Net	EBITDA		flows
	in the	revenues	after		after	revenues	after		after
Main	Company’s	from	proportionate		service of	from	proportionate		service of
projects in	financial	infrastructure	consol-		project	infrastructure	consol-		project
operation	statements	services	idation	FFO	debt	services	idation	FFO	debt

Rotem[33]	Consolidated	177	47	61	61	236	99	7	7
Hadera[34]	Consolidated	99	66	14	2	92	10	(13)	(23)
Zomet[35]	Consolidated	48	13	2	(37)	–	–	–	–
Gat[36]	Consolidated	23	14	(1)	(6)	–	–	–	–
Total operating
projects in Israel		347	140	76	20	328	109	(6)	(16)
Fairview	Associated (25%)	38	20	(1)	(18)	101	40	27	(1)
Towantic	Associated (26%)	88	38	23	(5)	89	25	19	15
Maryland	Associated (25%)	59	20	(1)	2	50	20	5	6
Shore	Associated (37.5%)	63	13	2	(2)	92	33	2	2
Valley	Associated (50%)	109	44	(8)	(14)	174	55	8	(7)
Three Rivers[35]	Associated (10%)	31	6	–	–	–	–	–	–
Total energy transition
in the U.S.[37]		388	141	15	(37)	506	173	61	15
Keenan	Consolidated	23	14	5	(12)	22	14	6	(1)
Mountain Wind[36]	Consolidated	19	11	5	7	–	–	–	–
Maple Hill[38]	Consolidated	5	1	(1)	(1)	–	–	–	–
Total renewable
energy in the U.S.		47	26	9	(6)	22	14	6	(1)

[33]
Not including a deduction of repayment of loans to the shareholders in Rotem before the Veridis transaction (see Note 25D(2) of the financial statements) and intercompany tax payments as part of the consolidated tax reconciliation statement.

[34]
The financial results of the Hadera power plant includes compensation of about NIS 41 million in respect of lost revenues caused to Hadera as a result of delay of the commercial operation date of the power plant. For additional details – see Note 28A(4) to the financial statements.

[35]	The financial results of the Zomet and Three Rivers power plants were included starting from the commercial operation date, from the end of June 2023 and during July 2023, respectively.
[36]	The financial results of the projects were included starting from the initial consolidation date, in the second quarter of 2023.
[37]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis plus the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners. For additional details – see Section 9 below.

[38]	The financial results of Maple Hill were included commencing from the commercial operation date, from November 2023.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – segment in Israel

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the fourth quarter of 2023 compared with the corresponding quarter last year (in NIS millions):

1.
Energy margin – the decrease in energy margin in the quarter compared with the corresponding quarter last year stems mainly from a decrease in the amount of about NIS 56 million due to a revision of the brackets for the demand hours (for additional details – see Section 3.2D) and a decrease in the generation tariff. On the other hand, there was a decrease in the natural gas price, in the amount of about NIS 17 million, due to the start of execution of the Energean agreement (commencing from the end of the first quarter of 2023), net of an increase in the natural gas price due to the strengthening of the dollar against the shekel, in the amount of about NIS 12 million. In addition, there was an increase, in the amount of about NIS 4 million, as a result of an increase in customer consumption.

2.
One‑time events – in the fourth quarter of 2023, a compromise agreement was signed with the Hadera construction contractor whereby revenues were recognized in the amount of about NIS 41 million (about $11 million) in respect of a loss of revenues caused to Hadera due to delay in the commercial operation date of the power plant. For additional details – see Note 28A(4) to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after adjusted proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after adjusted proportionate consolidation in the energy transition segment in the U.S. in the fourth quarter of 2023 compared with the corresponding quarter last year (in millions of NIS):

1.
Energy margin – as stated in Section 3.3H above, in the fourth quarter of 2023 there was a decrease in the energy margins, compared with the corresponding quarter last year, and correspondingly there was a decline, in the amount of about NIS 90 million, in the electricity margins of the CPV Group (on the assumption of full capacity). In addition, there was a decrease in revenues from availability, in the amount of about NIS 11 million.

2.
Energy hedges – the said decline in the electricity margins in some of the power plants was offset, in the amount of about NIS 43 million, compared with the corresponding quarter last year, mainly due to realization of a loss on hedges in the fourth quarter of 2022 and realization of income from hedges in the fourth quarter of 2023, as detailed in Section 3.3H above.

3.	Availability (operational) – for details regarding maintenance at the Fairview power plant in the fourth quarter of 2023 – see Section 4D above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the fourth quarter of 2023 compared with the corresponding quarter last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

E.	Analysis of the change in net income (in NIS millions)

(1)
Most of the increase stems from depreciation expenses of the Gat (about NIS 6 million) and Mountain Wind (about NIS 4 million) power plants which were consolidated for the first time in the second quarter of 2023, and the commercial operation of the Zomet power plant (about NIS 10 million) in the second quarter of 2023.

(2)	Most of the increase stems from a loss from impairment of value of goodwill in Gnrgy, in the amount of about NIS 23 million, as detailed in Note 12D to the financial statements.

(3)
Most of the increase stems from financing expenses relating to acquisition of the Gat power plant, in the amount of about NIS 8 million, acquisition of the Mountain Wind power plant, in the amount of about NIS 7 million, and the commercial operation of the Zomet power plant, in the amount of about NIS 22 million.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the three months ended
Section	December 31		Board’s explanations
	2023	2022

Change in the fair value of derivative financial instruments (which are presented as part of the Company’s share of income of associated companies in the U.S.)	(23)	10
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the natural gas segment in the U.S. that were not designated for hedge accounting, as described in Section 4E above.

Net expenses, not in the ordinary course of business and/or of a non‑recurring natures	–	7	In the corresponding quarter last year, represents activities in respect of a test run and the Company’s preparations for the commercial operation of the Zomet Power Plant at the end of June 2023.
Total adjustments to EBITDA after proportionate consolidation	(23)	17

Tax impact in respect of the adjustments	5	(3)
Total adjustments to the income for the period	(18)	14

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the three‑month period ended December 31, 2023 (in millions of NIS) (Cont.)

G.	Detail generation (in millions of kilowatt/hours)

Set forth below is detail of actual generation of the power plants in Israel and the U.S.:

Israel

		For the three months ended December 31, 2023				For the three months ended December 31, 2022
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	950	858	90.3%	98.6%	956	876	91.6%	97.2%
Hadera	144	261	260	99.6%	99.6%	262	207	78.9%	78.9%
Gat[39]	75	149	125	84.2%	82.3%
Zomet[40]	396	835	59	7.0%	86.5%

For definitions – see Section 4H above.

U.S.

		For the three months ended December 31, 2023				For the three months ended December 31, 2022
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
		Energy transition projects (natural gas)

Fairview	1,050	1,312	1,008	44.3%	46.5%	2,114	1,839	81.4%	82.7%
Towantic	805	1,780	1,240	67.4%	80.9%	1,679	1,222	66.6%	82.6%
Maryland	745	1,441	1,111	67.9%	99.3%	1,441	921	55.9%	85.5%
Shore	725	1,606	1,311	81.7%	100.0%	1,616	1,171	72.2%	98.9%
Valley	720	1,160	970	61.6%	66.2%	1,676	1,193	77.6%	90.2%
Three Rivers[40]	1,258	2,681	1,758	65.8%	85.2%	–	–	–	–

		Renewable energy projects

Keenan II	152	335	77	23.0%	94.8%	335	58	17.3%	90.6%
Mountain Wind[3][9]	82	180	60	20.4%	59.9%	–	–	–	–

For definitions – see Section 4H above.

[39]	Details of the generation of the Gat and Mountain Wind power plants are included from the date of the initial consolidation in the second quarter of 2023.
[40]
Details of the generation of the Zomet and Three Rivers power plants are included starting from the date of the commercial operation at the end of June 2023 and during July 2023, respectively. Details of the generation of the Maple Hill power plant are included starting from the date of the commercial operation during November 2023.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[41]:

Total
Power					Date/		Total	construction
plants/					expectation		expected	cost as at
facilities					of the start		construction	December 31,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	The second half of 2024[42]	Yard consumers and the System Operator	≈ 200	≈ 138

[41]
That stated in connection with projects that have not yet reached operation (including generation facilities on the premises of the consumers) including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report. It is further clarified that delays in completion of the projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including by force of guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for compensation or starting of proceedings (including under guarantees provided)

[42]
It is noted that a delay in the commercial operation beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. It is noted that the construction contractor of the Sorek 2 project delivered a force majeure notification due to the outbreak of the War, and Sorek 2 project delivered on its behalf a force majeure notification to the initiator of the desalination facility. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War and/or its impacts. It is further noted that based on a decision of the Electricity Authority, dates were extended, among other things, as part of the arrangement that applies to the project due to the defense (security) such that an extension of two months was allowed for date of the financial closing. As at the date of the report, completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that do not yet exist, including receipt of permits and reaching a financial closing. Ultimately, the date expected for completion of the construction  and commencement of the operation, as shown in the table could be delayed as a result of, among other things, a delay in completion of the construction work (including construction of the desalination facility), delays in receipt of the required permits, disruptions in arrival of equipment force majeure events, occurrence of risk factors to which the Company is exposed, including delays relating to the war or its consequences. It is clarified that delays as stated could impact the project’s costs and could also trigger and increase in costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[41]: (Cont.)

Total
Power					Date/		Total	construction
plants/					expectation		expected	cost as at
facilities					of the start		construction	December 31,
for					of the	Main	cost	2023
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

Facilities for generation of energy located on the consumer’s premises	In various stages of development / construction
As at the approval date of the report, the cumulative amount of the agreements is about 127 megawatts[43], of which about 20 megawatts have completed that construction work (the commercial operation has not yet started, except for an immaterial part that is in commercial operation); about 25 megawatts are in the construction stages; the balance of the capacity (about 83 megawatts) is in various development stages.
			On the premises of consumers throughout Israel	Natural gas and renewable energy (solar, storage)	Gradually starting from the second half of 2023 and up to the end of 2025	Yard consumers and the System Operator.	An average of about 4 per megawatt (a total of about 480)	≈ 154

[43]
Every facility with a capacity of up to 16 megawatts. As stated, as at the approval date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises (or any of them) had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection to infrastructures and construction. It is noted that due to the outbreak of the War, the Company has delivered a force majeure notification to the customers. The war and its impacts could have an adverse impact on the compliance with the expected dates for the commercial operation and the expected costs of the projects. It is further clarified that delays in completion of the projects could have an impact of the project costs and could cause an increase in costs (beyond the cost shown in the table above) and/or could constitute a lack of compliance with the commitments to third parties, and could give rise to starting of proceedings or demands for relief.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[41]: (Cont.)

Power
plants/
facilities
for
generation
of energy	Status	Location	Technology[44]	Additional information

Ramat Bikah	Advanced development	Industrial Local Council of Naot Hovav	Photovoltaic with integration of storage
In May 2023, OPC Power Plants was declared the winner in a tender of Israel Lands Authority for planning and an option to acquire lease rights in land for construction of facilities for generation of electricity using renewable energy with a capacity of about 245 megawatts with integration of storage of about 1,375 megawatts per hour with reference to three sites in Industrial Local Regional Council of Naot Hovav. In the Company’s estimation, as at the date of the report, the estimated construction cost of the project is in the range of NIS 1.93 to NIS 2.0 billion[45]. For additional details – see Section 2.4.4 of Part A of the Periodic Report and Note 11B(1)(f) to the financial statements.

In February 2024, a decision of the government was received authorizing OPC Power Plants to prepare National Infrastructures Plans for photovoltaic projects for generation of electricity for submission to the National Board for Building and Planning National Infrastructures.

[44]
It is clarified that the characteristics (including the capacity) of projects in initiation and development, including the Ramat Bikah and Hadera 2 projects, which are in the advanced initiation and initial initiation stages, respectively, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes and in light of the early stage, there is no certainty regarding the advancement / actual execution of the projects in the initiation stages (in whole or in part).

[45]
As stated above, the Company’s estimates regarding the expected cost of projects that have not yet started operation is “forward‑looking” information as at the approval date of the report only, regarding which there is no certainty is will materialize, as stated in footnote 41 above.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[41]: (Cont.)

Power
plants/
facilities
for
generation
of energy	Status	Location	Technology[45]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	Preliminary development	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). In December 2022 an annual option agreement was signed with Infinia that may be renewed for a period of up to 5 years for lease of the land for the project. For additional details – see Section 7.1.2 of Part A of the Periodic Report and Note 11B to the financial statements.

On May 28, 2023, a government decision was made not to approve National Infrastructures Plan 20B (NIP 20B), with respect to the Hadera 2 power plant, and to return it for reconsideration to the National Infrastructures Committee. Further to this, the Company filed a petition for issuance of a conditional order to the government to provide reasons for non‑approval of NIP 20B, which was summarily rejected on July 19, 2023, due to a failure to exhaust the processes. As at the approval date of the report, the Company is continuing to advance NIP 20B and is awaiting the holding of a hearing, as stated. For additional details – see Section 7.3.15.3.1 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[41]: (Cont.)

Power
plants/
facilities
for
generation
of energy	Status	Location	Technology[45]	Additional information

Intel	Preliminary development	Kiryat Gat	Conventional
On March 3, 2024, OPC Power Plants signed a non‑binding memorandum of understanding with Intel Electronics (“Intel”), an existing customer of the Company, whereby OPC Israel will construct and operate a power plant (“the Project”), which will supply electricity to Intel’s facilities, including expansion of the facilities being constructed at the present time, for a period of 20 years from the operation date (the “Memorandum of Understanding”).

Pursuant to the Memorandum of Understanding, OPC Israel will hold exclusively the rights in a project having a capacity of at least 450 megawatts (and in the Company’s estimation up to 650 megawatts) and will bear the construction cost, which is estimated in the range of $1.3 – $1.4 million per megawatt[46]. The Memorandum of Understanding sets forth provisions regarding the matter of advancement the development and planning of the Project, acquisition of rights in the land in accordance with arrangements determined for cooperation between the parties for purposes of receiving the required permits in connection with the Project. In addition, included as part of the Memorandum of Understanding are, among other things, arrangements for the tariff to be paid to OPC Israel, which is based on discount rates from the generation component and additional provisions that will be included in a detailed agreement the parties will formulate (including preconditions that are customary in projects of this type, which include determination of an appropriate arrangement by the Electricity Authority, arrangement of rights in the land, completion of a planning survey and receipt of regulatory approvals)

Rotem 2 – in December 2021, the plenary National Infrastructures Committee decided to reject NIP 94 that was advanced by Rotem, however it called on the initiator to examine the possibility of using additional technologies on the site. As at the approval date of the report, the Company is examining the possibilities, including advance of a power plant using “green technology” with reduced emissions and/or an electricity storage facility.

[46]
Estimate of the projected cost includes an estimate of the costs of equipment, construction and financing of the construction (without a land component). That stated constitutes “forward‑looking” information, regarding which there is no certainty that it will materialize, as stated in footnote 41 above.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[47]:

[47]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on December 31, 2023 – $1 = NIS 3.627. The information presented below regarding projects under construction and, including regarding the expected commercial structure, the projected commercial operation date and the expected construction cost, an undertaking with a tax partner and/or expected results of activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, regulatory changes or legislative changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.         Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[48] (Cont.)

Project	Capacity (megawatts)	Location	Expected commercial operation date	Commercial structure	Regulated market after the PPA period	Total expected construction cost[48] for 100% of the project (NIS millions)	Tax equity (NIS millions)	Total construction cost as at December 31, 2023 (NIS millions)	Expectation for a first full calendar year in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Stagecoach Solar LLC (“Stagecoach”)	102 MWdc	Georgia	Second quarter of 2024	Long-term PPA (including green certificates)[49]	SREC	≈ 408 (≈ $112 million)	≈ 190 (≈ $52 million)[50]	≈ 368 (≈ $101 billion)	≈ 24 (≈ $7 million)	≈ 17 (≈ $5 million)	≈ 16 (≈ $4 million)

[48]
Not including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group. In projects that are entitled to tax benefits of the ITC type, the Company’s estimate regarding the scope of the investment of the tax partner also includes the initiation fees and reimbursement of the development expenses on the basis of calculations that are customary in agreements with tax partners. The expected cost of the investment in the project is subject to changes as a result of, among other things, the final costs involved with supply of the solar panels, the construction work and/or the connection, including financing costs of projects in the construction period deriving from financing of the development, as detailed in Note 16B(5) to the financial statements.

[49]
The project has signed an agreement for supply of electricity with a local utility company for a period of 30 years from the start of the commercial operation, for supply of all of the electricity expected to be generated by the project in the said period. In addition, the project contracted with a global company for sale of 100% of the solar renewable energy certificates and hedging of the electricity price with a fixed price for a period of 20 years from the start date of the commercial operation.

[50]
As at the date of the report, the CPV Group has signed a non‑binding memorandum of understanding with a tax partner in a PTC format, where about $43 million out of the said amount is expected to be received on the project’s commercial operation date and the balance over a period of 10 years. As at the date of the report, the investment of the tax partner is subject to negotiations and signing of binding agreements. Regarding projects that are entitled to tax benefits of the PTC type, the Company’s estimate with respect the scope of the tax partner’s investment is based on the IRA Law and usual calculations with tax partners, a tax benefit for every KW/hr. of generation, and does not depend on the anticipated cost of the investment (does not depend of initiation fees and reimbursement of pre‑construction development expenses). The estimate of the CPV Group regarding the expectation of contracting with a tax partner, in a PTC format for the undertaking, is “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the Company proximate to the publication date of the report. The said estimates might not materialize or could change due a wide range of circumstances, including changes in the provisions of law or the regulations, the final terms of the undertaking with the tax partner (if concluded) or other entities that are not under the Company’s control and there is no certainty they will materialize.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.          Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[51] (Cont.)

Project	Capacity (megawatts)	Location	Expected commercial operation date	Commercial structure	Regulated market after the PPA period	Total expected construction cost net[48] for 100% of the project (NIS millions)	Tax equity (NIS millions)	Total construction cost as at December 31, 2023 (NIS millions)	Expectation for a first full calendar year in the period of the PPA agreements
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[52] (including green certificates)	PJM + MD SRECs	≈ 1.103 (≈ $304 million)	≈ 473 (≈ $130 million)[52]	≈ 325 (≈ $90 million)	≈ 79 (≈ $21 million)	≈ 56 (≈ $15 million)	≈ 45 (≈ $12 million)

[51]
The project has signed a connection agreement and electricity supply agreement with the global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

[52]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which based on estimates, assessments and plans of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates and assessment might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations and locating a tax partner that will be interested in contracting with the project, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.        Additional details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report53:

Technology	Advanced[54]	Early stage	Total*

Solar (1)[55]	1,550	1,050	2,600
Wind (2)	250	1,000	1,250
Total renewable energy	1,800	2,050	3,850

Carbon capture projects (natural gas
with reduced emissions) (3) (6C)	1,300	4,000	5,300

*
It is noted that out of the total of the development projects, as stated above, a scope of about 1,100 megawatts (of renewable energy) and about 4,650 megawatts (of which about 1,250 megawatts are renewable energy) are in the PJM market in an advanced stage and in an initial stage, respectively.

(1)	For details regarding a framework agreement for acquisition of solar panels of the CPV Group, in the aggregate scope of about 530 megawatts – see Section 8.14.2 of Part A of the Periodic Report.

[53]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture, expected construction date etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes and completion of the connection process, assurance of financing and/or receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.

[54]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[55]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,200 MWac and about 850 MWac.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.          Additional details regarding development projects in the U.S. (Cont.)

(2)
Includes the Rogue’s Wind wind project, with a capacity of 114 megawatts in Pennsylvania, which signed a long‑term PPA agreement, which as at the approval date of the report the terms have which have been improved and which is in an advanced stage of development, the start date of which is expected to be in the first half of 2024. In the estimation of the CPV Group, the expected cost of the investment in the project is estimated at about NIS 1.2 billion (about $0.3 billion), the investment of the tax partner is estimated at about NIS 0.5 million (about $0.1 billion). The EBITDA for a full calendar year in the period of the project’s PPA agreement is estimated at about NIS 68 million (about $18 million)[56].

(3)
In the third quarter of 2023, the CPV Group has decided not to continue development of a natural gas project having a scope of 650 megawatts, in the advanced stage, mainly due to the desire to focus its attention and resources on projects having technological feasibility for generation of electricity with a process of low carbon emissions, such as, generation using renewable energy or generation using carbon capture technology, as well as due to economic considerations relating to the project at the present time.

[56]
The information stated with reference to the projected start date of the construction, the expected  cost of the investment, investment of a tax partner and/or the scope of the EBITDA estimated for the Rogues Wind wind project constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and assessments of the CPV Group as at the date of the report, and regarding which there is no certainty they will materialize. The actual said parameters (to the extent the project is completed) could be different (in whole or in part) due to, among other things, changes in the project’s commercial structure, changes in the terms of the PPA, changes in the conditions in the energy market, delays in the start date or the completion date of the construction, regulatory changes, or as a result of realization of one or more of the risk factors to which the CPV Group is exposed. Completion of the project is subject to various conditions, including, development and licensing processes, signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a (grid) connection process, assurance of financing and/or receipt of regulatory approvals and various permits. It is noted that non‑compliance with dates (timetables) or a lack of progress of the project could impact, among other things, compliance with obligations under the PPA agreement (which are secured by guarantees).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

C.        Power plants powered by natural gas for generation of electricity with carbon capture57

The CPV Group is developing four power plants with reduced emissions using natural gas, which are based on use of advanced technologies for carbon capture. As at the date of the report, the projects are expected to include carbon capture on sites in an estimated scope of at least about 95% of the emissions, and the gas turbines are capable of hydrogen integration. In the estimation of the CPV Group, the projects are located in areas wherein interment of carbon is expected to be possible from a geological and economic standpoint.

One of the projects, which has reached the advanced development stages, is located in Texas and has an estimated scope of about 1.3 gigawatts.

In the estimation of the CPV Group, the construction cost of the projects is between about $2 million and $2.5 million per megawatt. As at the date of the report, the projects, if executed, are expected to enjoy the tax benefits provided in the IRA Law, taking into account, among other things, the characteristics and provisions of the IRA Law as at the present time. Construction of the projects is subject to, among other things, completion of various development processes (environmental, technological, ground development, etc.), licensing processes, financing and receipt of relevant required approvals, as well as approval of the competent organs of the Company and the CPV Group.

[57]
That stated in this subsection regarding the development projects that are based on a strategy of reducing emissions or carbon capture, the capacity of the projects, scope of the reduction of the emissions, integrated of advanced technologies, conformance of the geological and economic conditions, estimate of the construction costs, entitlement to benefits expected construction and/or operation dates (timetables), includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and plans of the CPV Group solely as at the approval date of the report and there is no certainty it will materialize or regarding the manner of its realization. As at the approval date of the report, the projects are in the development stages and their advancement as well as the speed thereof are subject to existence of various conditions (including receipt of permits, licensing processes, completion of the development project and technological capabilities, assurance of financing, formulation of final costs, etc.), including those that are not under the control of the CPV Group and that had not yet been fulfilled as at the approval date of the report. In addition, advancement and approval of the projects is subject to the discretion of the competent organs of the CPV Group and of the Company and the non‑realization of one or more of the risk factors to which the CPV Group or the Company is exposes, as stated in Section 8.22 of Part A of the Periodic Report. Therefore, as at the approval date of this report, there is no certainty regarding execution of the projects (in whole or in part).

OPC Energy Ltd.
Report of the Board of Directors
7.          Financial Position as at December 31, 2023 (in millions of NIS)

Category	12/31/2023	12/31/2022	Board’s Explanations

Current Assets

Cash and cash equivalents	1,007	849	For additional information – see the Company’s consolidated statements of cash flows in the financial statements and Part 8 below.

Short-term deposits	–	125	The decrease stems from release of short-term deposits.

Short-term restricted cash and deposits	2	36	The decrease derives from release of restricted cash that was used for projects under construction in the U.S. and utilization of credit frameworks in place thereof.

Trade receivables	247	260
Most of the decrease stems from a decrease in trade receivables in Israel, in the amount of about NIS 54 million, mainly as a result of timing differences and update of the brackets for demand hours, as detailed in Section 3.2D above. On the other hand, there was an increase in accrued income, in the amount of about NIS 13 million, as a result of the consolidation of Gat power plant commencing from the second quarter of 2023 and an increase of about NIS 12 million due to commercial operation of Zomet from the end of the second quarter of 2023.

Receivables and debit balances	404	197
Most of the increase, in the amount of about NIS 270 million, stems from receivables in respect of sale of an ITC grant in respect of the Maple Hill project that was received subsequent to the period of the report (for details – see Note Note 28D to the financial statements) and an increase, in the amount of about NIS 18 million, relating to an amount receivable from Energean (for details – see Note 28C(3) to the financial statements). On the other hand, there was a decrease, in the amount of about NIS 90 million, in the U.S., mainly as a result of release of collaterals in connection with transactions hedging electricity margins in Valley.

Short-term derivative financial instruments	12	10

Total current assets	1,672	1,477

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2023 (in millions of NIS) (Cont.)

Category	12/31/2023	12/31/2022	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	59	53

Long-term prepaid expenses and other receivable	190	82
Most of the increase stems from a subordinated loan granted to an associated company in the U.S., in the amount of about NIS 87 million, as detailed in Note 26D to the financial statements, and an increase of about NIS 28 million in deferred financing expenses in respect of loans in the U.S..

Investments in associated companies	2,550	2,296
The increase stems mainly from equity earnings of the CPV Group, in the amount of about NIS 253 million and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 67 million, offset by other comprehensive loss, in the amount of about NIS 69 million. For additional details regarding investments in associated companies – see Sections 4D and 5D above.

Deferred tax assets	57	22

Long-term derivative financial instruments	51	57

Property, plant and equipment	6,243	4,324
Most of the increase, in the amounts of about NIS 694 million and about NIS 451 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 25E(1) to the financial statements) and the Mountain Wind project (see Note 25E(2) to the financial statements), respectively, an increase deriving from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 260 million and about NIS 671 million, respectively, and an increase of about NIS 23 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate. This increase was partly offset by depreciation expenses on property, plant and equipment.

Right-of use assets and long-term deferred expenses	631	444
Most of the increase, in the amount of about NIS 121 million, derives from lease of land in the U.S. (the Backbone project), an increase of about NIS 97 million from consideration paid for a tender of Israel Lands Authority for construction of facilities for generation of electricity from renewable energy in Israel and an increase in an investment in infrastructures of Zomet, in the amount of about NIS 19 million.

Intangible assets	1,165	777
Most of the increase derives from recognition of goodwill, in the amounts of about NIS 220 million and about NIS 75 million, in respect of acquisition of the Gat power plant and the Mountain Wind project, respectively, recognition of intangible assets in respect of agreements for sale of electricity in the Mountain Wind project, in the amount of about NIS 93 million, and an increase of about NIS 24 million due to the increase in the shekel/dollar exchange rate. On the other hand, there was a decrease of about NIS 22 million due to a decline in the value of goodwill in respect of Gnrgy.

Total non-current assets	10,946	8,055

Total assets	12,618	9,532

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2023 (in millions of NIS) (Cont.)

Category	12/31/2023	12/31/2022	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	391	92
Most of the increase stems from a short‑term credit framework taken out by OPC Israel Holdings, in the amount of NIS 200 million, and an increase in current maturities of the Zomet, Gat and Mountain Wind projects, in the amounts of about NIS 54 million, about NIS 14 million and about NIS 30 million respectively.

Current maturities of loans from holders of non-controlling interests	32	13

Current maturities of debentures	192	33	The increase stems from update of the current maturities of the debentures based on the repayment schedules.

Trade payables	257	335
Most of the decrease stems from an increase, in the amount of about NIS 49 million, derives from payment to the Hadera construction contractor as a result of a compromise agreement signed with it in December 2023 (for additional details – see Note 28A(4) to the financial statements), and payment to the Zomet construction contractor, in the amount of about NIS 54 million.

Payables and other credit balances	385	112
Most of the increase derives from a liability to transfer the consideration from sale of the ITC of Maple Hill in the period of the report (for additional details – see – Note 28D to the financial statements).

Short-term derivative financial instruments	8	3

Current maturities of lease liabilities	18	61

Total current liabilities	1,283	649

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at December 31, 2023 (in millions of NIS) (Cont.)

Category	12/31/2023	12/31/2022	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,865	1,724
Most of the increase stems from receipt of long-term loans, in the amounts of about NIS 450 million, for financing acquisition of the Gat power plant (for additional details – see Note 16B(1) to the financial statements), about NIS 270 million for financing acquisition of the Mountain Wind project (for additional details – see Note 16B(4) to the financial statements), and about NIS 359 million in respect of the commercial operation of the Maple Hill project and financing projects under construction in the renewable energy segment in the U.S. (for additional details – see Note 16B(5) to the financial statements), the amounts of about NIS 242 million and about NIS 51 million relating to receipt of financing and accrual of interest on the principal in Zomet. This increase was partly offset by repayment of loans and an increase in current maturities, in the aggregate amount of about NIS 197 million.

Long-term loans and debentures from holders of non-controlling interests	422	424

Debentures	1,647	1,807
The decrease stems from repayment of debentures, in the amount of about NIS 31 million, and update of current maturities, in the amount of about NIS 159 million. On the other hand, there was an increase deriving from linkage differences in respect of the debentures (Series B), in the amount of about NIS 33 million.

Long-term lease liabilities	204	69	Most of the increase stems from lease of land in the Backbone project, in the amount of about NIS 122 million (against a right‑of‑use asset).

Long-term derivate financial instruments	58	–	Most of the increase stems from a change in the fair value of a contract for hedging revenues from sale of electricity in the Maple Hill project.

Other long-term liabilities	399	146
Most of the increase, in the amount of about NIS 270 million, stems from deferred income in respect of ITC in the Maple Hill project (for additional details – see Note 28D to the financial statements).

Liabilities for deferred taxes	498	347
Most of the increase, in the amount of about NIS 68 million, stems from the initial consolidation of the Gat power plant (for additional details – see Note 25E(1) to the financial statements) and an increase of about NIS 73 million stemming mainly from utilization of carryforward losses in Israel.

Total non-current liabilities	6,093	4,517

Total liabilities	7,376	5,166

OPC Energy Ltd.
Report of the Board of Directors
8.          Liquidity and sources of financing (in NIS millions)

	For the Year Ended
Category	12/31/2023	12/31/2022	Board’s Explanations

Cash flows provided by operating activities	495	207
Most of the increase in the cash flows provided by operating activities stems from an increase in cash‑basis income, in the amount of about NIS 210 million, and an increase in the Group’s working capital, in the amount of about NIS 67 million.

Cash flows used in investing activities	(2,166)	(1,102)
Most of the increase in the cash used in investing activities in the period of the report stems from acquisition of the Gat power plant, for a consideration of about NIS 547 million (for additional details – see Note 25E(1) to the financial statements), and the Mountain Wind project, for a consideration of about NIS 625 million (for additional details – see Note 25E(2) to the financial statements). In addition, the investments in property, plant and equipment in the U.S. increased by about NIS 403 million and the Company provided a subordinated loan to an associated company in the U.S., in the amount of about NIS 87 million. The increase was partly offset by a release of short‑term deposits, in the amount of about NIS 125 million, which were deposited in 2022. In addition, there was an increase of about NIS 172 million, in respect of release of collaterals, net, relating to hedging electricity margins in the CPV Group, and there was a decrease, in the amount of about NIS 115 million, in investments in property, plant and equipment in Israel, mainly in connection with commercial operation of Zomet at the end of the second quarter of 2023.

Cash flows provided by financing activities	1,817	986
Most of the increase in the cash flows provided by financing activities stems from a receipt in the period of the report, in the amount of about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis (for additional details – see Note 25A(1) to the financial statements), long‑term loans, in the amounts of about NIS 450 million and about NIS 270 million, for purposes of financing a transaction for acquisition of the Gat power plant and a transaction for acquisition of the Mountain Wind project, respectively, taking out of a long‑term loan, in the amount of about NIS 359 million, in connection with the commercial operation of the Maple Hill project and for financing construction of projects in the renewable energy segment in the U.S. (for additional details – see Note 16B(5) to the financial statements), from an increase of about NIS 120 million, in investments and loans from holders of non‑controlling interests (in the CPV Group and Veridis), from taking out of short‑term loans and credit frameworks, in the amount of about NIS 205 million, and from a receipt, in the amount of about NIS 304 million, relating to a commitment of the tax partner in the Maple Hill project. On the other hand, in the year of the report the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million (for additional details – see Note 25E(1) of the financial statements), there was an increase, in the amount of about NIS 159 million, in the Group’s repayments to banks and others (mainly in respect of new loans taken out in Israel and the U.S., as detailed above, and in respect of the start of repayment of the senior debt in Zomet commencing from the fourth quarter of 2023) and there was an increase of about NIS 65 million in costs paid in advance in respect of loans (mainly relating to loans in the U.S.). Furthermore, in 2022 the Group raised about NIS 815 million, resulting from an issuance of shares.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	12/31/2023	12/31/2022	Board’s Explanations

Cash flows provided by (used in) operating activities	52	(64)
Most of the increase in the cash flows provided by operating activities stems from an increase in income on a cash basis, in the amount of about NIS 58 million, and an increase in the Group’s working capital, in the amount of about NIS 49 million.

Cash flows used in investing activities	(559)	(312)
Most of the increase in the cash flows used in investing activities stems from the fact that during the fourth quarter of 2023 the Company paid deferred consideration, in the amount of about NIS 279 million, for acquisition of Gat (for additional details – see Note 25E(1) to the financial statements). In addition, during the fourth quarter there was an increase in the investments in property, plant and equipment in the U.S. by about NIS 175 million. On the other hand, there was a decrease of about NIS 125 million as a result of making short‑term investments in 2022. Also, there was a decrease of about NIS 71 million relating to release of restricted cash, net.

Cash flows provided by financing activities	630	14
Most of the increase in the cash flows provided by financing activities stems from construction financing, in the amount of about NIS 136 million, in respect of the Maple Hill project and for financing projects under construction in the renewable energy segment in the U.S. (for additional details – see Note 16B(5) to the financial statements), from taking out of short‑term loans and credit frameworks, in the amount of about NIS 205 million, in the fourth quarter of 2023 and from a receipt, in the amount of about NIS 304 million, relating to a commitment of the tax partner in the Maple Hill project.

For additional details – see the Company’s consolidated financial statements of cash flows in the financial statements.

As at December 31, 2023 and 2022, the Group’s working capital (current assets less current liabilities) amounted to about NIS 382 million and about NIS 828 million, respectively.

As at December 31, 2023, there were no warning signs pursuant to Regulation 10(B)(14) of the Reporting Regulations that require publication (presentation) of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

The Company defines “net financial debt” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that are intended for debt service and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. The “adjusted net financial debt” includes the “net financial debt” of the Company and its subsidiaries and the “net financial debt” of its associated companies in the U.S. on the basis of the rate of the holdings of the CPV Group in these companies.

The Company defines “leverage ratio” as “net financial debt” divided by “EBITDA after adjusted proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, a debt in respect of projects under construction (that do not yet produce EBITDA) is not included in the calculation. Regarding development projects the construction of which has been completed and/or active projects acquired during the period of the report, an annual representative EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at December 31, 2023(1)	As at December 31, 2022(2)

4.9	5.0

(1)
After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 9 million, as detailed in the following table. With respect to the power plants the construction and/or acquisition of which was completed in 2023 and the debt in respect thereof included in the calculation, calculation of representative EBITDA was made as follows: Zomet and Mountain Wind in accordance with projected data, as detailed in Section 1 above and footnote 21, respectively; and Gat and Three Rivers based on linear articles of the actual results in 2023 as detailed in Section 4B(3) above.

(2)
After elimination of debt under construction in Israel (the Zomet power plant) and in the U.S., mainly in the Energy Transition segment (mainly the Three Rivers power plant) of about NIS 1,045 million, as shown in the following table.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at December 31, 2023 (in millions of NIS)58:

		Gross debt
			Weighted-		Cash and cash	Derivative
	Method of		average		equivalents	financial
	presentation		interest		and deposits	instruments
	in the	Debt	rate	Final	(including	for hedging
	Company’s	(including	(and	repayment	restricted cash	principal
	financial	interest	deferred	date of	used for debt	and/or	Net
Name of project	statements	payable)	costs)	the loan	service) (1)	interest	debt

Rotem	Consolidated	–	–	–	9	–	(9)
Hadera	Consolidated	642	4.9%	2037	98	37	507
Zomet	Consolidated	1,111	6.8%	2042	94	–	1,017
Gat	Consolidated	434	6.9%	2039	12	–	422
Headquarters and others – Israel (2)	Consolidated	202			160	–	42
Total Israel		2,389	5.7%		373	37	1,979
Keenan	Consolidated	285	3.4%	2030	1	18	266
Mountain Wind	Consolidated	256	5.4%	2028	11	4	241
Financing of renewable energy
projects under construction (5)	Consolidated	329	6.6%	2027	327	(7)	9
Total renewable energy		870	5.2%		339	15	516
Fairview (Cash Sweep 90%)	Associate 25%	334	5.6%	2025	25	6	303
Towantic (Cash Sweep 100%)	Associate 26%	339	5.9%	2025	44	7	288
Maryland (3) (Cash Sweep 60%)	Associate 25%	304	7.0%	2028	26	8	270
Shore (3) (Cash Sweep 100%)	Associate 37.5%	599	5.4%	2025	105	19	475
Valley (4) (Cash Sweep 100%)	Associate 50%	708	10.8%	2026	66	–	642
Three Rivers	Associate 10%	271	5.3%	2028	21	20	230
Total energy transition[59]		2,555	7.2%		287	60	2,208
Headquarters and others – U.S.	Consolidated	–	–	–	12	–	(12)
Total U.S.		3,425			638	75	2,712
Total Energy headquarters (6)		1,853	2.5%–2.75% (weighted-average 2.6%)		336	–	1,517
Total		7,667			1,347	112	6,208

[58]	In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at December 31, 2023 is about NIS 454 million.
[59]	The rate regarding the Cash Sweep mechanism is in accordance with the estimate of the CPV Group for 2023 and could change based on the provisions of the financing agreements of the projects.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(1)	Includes restricted cash, in the amount of about NIS 52 million, in Hadera and in the energy transition segment, the amounts of about NIS 272 million.
(2)	Includes mainly balances of cash and cash equivalents in OPC Israel Holdings and OPC Power Plants.
(3)
As part of the financial agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore and Maryland. As at the date of the financial statements, Maryland and Shore are in compliance with the covenant (2.62 and 1.11, respectively). In the period of the report, the credit frameworks accompanying the Shore project were extended up to March 31, 2025.

(4)
For details regarding signing of an amendment and extension agreement with respect to the financing agreement of Valley on June 28, 2023 – see Note 26D to the financial statements. The balance in the above table does not include subordinated shareholders’ loans.

(5)
For details regarding signing in the third quarter of 2023 of an agreement for financing projects under construction in the renewable energy segment in the U.S. (Maple Hill, Stagecoach and Backbone) – see Note 16B(5) to the financial statements.

(6)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2022 (in millions of NIS):

			Cash
		Debt	and cash	Derivative
	Method of	(including	equivalents	financial
	presentation	interest	and deposits	instruments
	in the	payable)	(including	for hedging
	Company’s	(and	restricted cash	principal
	financial	deferred	used for	and/or	Net
	statements	costs)	debt service)	interest	debt

Rotem	Consolidated	–	25	–	(25)
Hadera	Consolidated	670	58	33	579
Zomet	Consolidated	833	9	–	824
Headquarters and others in Israel	Consolidated	4	107	–	(103)
Total Israel		1,507	199	33	1,275
Keenan	Consolidated	310	3	24	283
Maple Hill	Consolidated	–	11	–	(11)
Total renewable energy		310	14	24	272
Fairview	Associate	442	9	17	416
Towantic	Associate	509	110	17	382
Maryland	Associate	300	32	12	256
Shore	Associate	607	119	27	461
Valley	Associate	895	95	4	796
Three Rivers	Associate	290	32	26	232
Total energy transition		3,043	397	103	2,543
Headquarters and others in the U.S.	Consolidated	–	226	–	(226)
Total U.S.		3,353	637	127	2,589
Total Energy headquarters		1,854	586	–	1,268

Total Company		6,714	1,422	160	5,132

OPC Energy Ltd.
Report of the Board of Directors
9.          Adjusted financial debt, net (Cont.)

B.	Interest and linkage bases

The following table details the adjusted financial debt as at December 31, 2023 (in millions of NIS) in Israel broken down into debt with unlinked fixed interest / fixed debt, debt bearing fixed CPI‑linked interest and debt bearing the prime rate of interest.

								Weighted-
		Debt with		Debt with				average
		unlinked		fixed interest				interest
	Total	fixed interest /		linked to		Debt bearing		as at
	debt	fixed debt		the CPI		prime interest		12/31/2023
		Total	Interest	Total	Interest	Total	Interest

The Company
(debentures)	1,853	851	2.5%	1,002	2.8%	–	–	2.6%
Hadera (bank)	642	517	5.3%	125	3.5%	–	–	4.9%
Zomet (bank)	1,111	–	–	–	–	1,111	6.8%	6.8%
Gat (bank)	434	–	–	–	–	434	6.9%	6.9%
Short-term
financing
frameworks
(bank)	202	202	6.9%	–	–	–	–	6.9%

The following table details the adjusted financial debt as at December 31, 2023 (in millions of NIS) broken down into debt bearing fixed interest and debt bearing SOFR interest. The debt includes the financial debt of the subsidiaries and the net financial debt of the associated companies in the U.S. on the basis of the rate of holdings of the CPV Group in these companies:

	Rate of						Weighted-
	holdings						average
	of the						interest
	CPV	Total			Debt bearing		as at
	Group	debt	Fixed debt		SOFR interest		12/31/2023
			Total	Interest	Total	Interest

Keenan	100%	285	199	2.0%	86	6.5%	3.0%
Mountain Wind	100%	256	198	4.9%	58	7.0%	5.4%
Construction financing
of renewable projects	100%	329	275	6.4%	54	7.9%	6.6%
Fairview	25%	334	305	5.4%	29	8.2%	5.6%
Towantic	26%	339	267	5.1%	72	8.7%	5.9%
Maryland	25%	304	187	5.9%	117	8.9%	7.0%
Shore	37.53%	599	436	4.1%	163	9.1%	5.4%
Valley	50%	708	–	–	708	10.8%	10.8%
Three Rivers	10%	271	224	4.6%	47	9.1%	5.3%

OPC Energy Ltd.
Report of the Board of Directors
9.         Adjusted financial debt, net (Cont.)

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the financial statements, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Notes 16B(6) and 17C to the financial statements60:

On August 1, 2023, S&P Global Ratings Maalot Ltd. reconfirmed a rating of ‘ilA–’ for the Company and for the debentures and the rating outlook was updated to negative (Reference No.: 2023‑01‑079929).

[60]	For a description of the main provisions of material loans of the Company and the investee companies – see Note 16 to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Movement in the adjusted financial debt, net, for the year ended December 31, 2023:

(*)	Includes the amount of about NIS 195 million in respect of current payments and the amount of about NIS 1,162 million in respect of payments relating to construction projects.

(**)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors
10.	Details regarding the Company’s debentures

As at the date of the report, the Company has issued three series of debentures (Series B, C and D). For details regarding the said debentures, including with respect to financial covenants and the manner of compliance with them – see Note 17 to the financial statements.

Set forth below are additional details regarding the Company’s debentures (Series B), (Series C) and (Series D):

Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Name: Yossi Reznik
Address: 14 Yad Harutzim St., Tel‑Aviv Telephone: 03–6389200 Fax: 03–6389222 E–mail: Yossi@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Maalot Global Ratings Ltd. (“Maalot”). On August 1, 2023, the rating was reconfirmed by Maalot and the rating outlook was updated to negative. For details – see the Immediate Report of that date (Reference No.: 2023‑01‑071929), where the details presented therein are included herein by means of reference. For details regarding rating of the debentures (Series D) – see the Immediate Report dated January 4, 2024 (Reference No.: 2024‑01‑002071), where the details presented therein are included herein by means of reference.

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Series B – yes; Series C – yes; Series D – no.

As at the date of the report, the Company is in compliance with all the conditions of the Company’s debentures (Series B), (Series C) and (Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

Changes in the macro‑economic environment, which are characterized by high rates of inflation, changes in the currency exchange rates, particularly the dollar against the shekel and rising interest rates, could impact the Group’s activities in different ways, including, an impact on the electricity generation component (and as a result an impact on the Company’s natural gas revenues and costs) and other index‑linked revenues, an increase in fixed expenses (including wages), maintenance costs, project construction costs – both in Israel and in the U.S., equipment acquisition costs and financing expenses in respect of loans and debentures the Group companies are liable for that bear variable interest and/or are linked to the CPI. In addition, an increase in the interest rate could impact the economic feasibility of projects under construction, the discount rates used for examining impairment of the value of active projects, projects under construction or in the development stage and cash‑generating units to which goodwill was allocated, and the fair value of a liability in respect of a profit‑sharing plan in the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors
11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Set forth below is disclosure regarding the main impacts of changes in the currency exchange rates, inflation (Consumer Price Index) and interest rates on the Group’s activities61. Taking into account the complexity of an analysis of the impacts of the said factors, particularly since some of them are indirect (and not direct) impacts and the existence of reciprocal relationships between the various macro‑economic parameters, the Company is not able to estimate the impacts of the changes in the said macro‑economic parameters on the Company’s overall results.

Currency (particularly the dollar)

The Group is exposed to changes in the currency exchange rates, particularly the exchange rate of the dollar.

The Company’s activities in Israel are exposed to a change in the exchange rate of the dollar, directly and indirectly, due to the linkage of a significant part of its revenues to the generation tariff (which is impacted, in part, by changes in the exchange rate of the dollar), while on the other hand acquisitions of the natural gas, some of which are linked to the dollar exchange rate and/or are denominated based on the dollar exchange rate, are also linked to the generation tariff (which, as noted is impacted in part by changes in the dollar exchange rate) and include dollar floor prices.

Therefore, the structure of the Company’s activities in Israel includes a partial natural (intrinsic) hedge – even though strengthening of the dollar increases the cost of the natural gas purchased by the Company, the structure of the revenues reduces the said exposure significantly. Nonetheless, it is pointed out that generally the generation component is updated once a year, and accordingly timing differences are possible between the impact of a strengthening of the rate of the dollar on the current gas cost and its impact on the revenues and, in turn, on Company’s gross margin. The said timing differences could have a negative effect on the Company’s current profit and cash flows in the short run. In the medium term, strengthening of the dollar would be expected to lead to a certain increase in the generation tariff and, in turn, to an increase in the Company’s revenues corresponding to the increase in the gas costs, such that a strengthening of the dollar could adversely impact the Company’s profits.

It is noted that where the gas price is equal to or lower than the floor price, the Company is exposed to a larger extent to changes in the dollar/shekel exchange rate and to reductions in the generation component since the natural (built‑in) protection, as stated above, is fully or partly compromised, and that stated could have a negative impact on the Company’s profits.

In addition, from time to time the Company signs significant construction and maintenance contracts that are denominated in different currencies, particularly the dollar and the euro.

It is noted that from time to time, and based on business considerations and risk‑management policies, the Company makes use of forward contracts on the exchange rates for hedging part of the currency exposures as detailed above.

[61]
The disclosure stated in this Section below is based on the Company’s estimates in accordance with assumptions and analyses made as at the date of the report only. Ultimately, the impacts of macro‑economic events could be different than that stated, as a result of, among other things, the type and scope of the macro‑economic events, the impact thereof on third parties related to the Company and/or changes in the relevant regulatory policies.

OPC Energy Ltd.
Report of the Board of Directors
11.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results (Cont.)

Currency (particularly the dollar) (Cont.)

With reference to the Company’s investment in the CPV Group, which operates in the U.S. with a dollar functional currency, in general a weakening of the dollar rate has a negative impact on the (dollar) value of the Company’s investment and on the Company’s net income and shareholders’ equity, due to translation of the results of the CPV Group from dollars into shekels. On the other hand, from time to time there could be a need to raise financing in Israel in shekels in order to finance the activities of the CPV Group, particularly the expected investments in the construction and development projects of the CPV Group. Accordingly, a strengthening of the dollar exchange rate could lead to an increase in the financing requirements in order to realize these needs.

Consumer Price Index (CPI) (inflation)

The Group is exposed to changes in the CPI. Regarding its activities in Israel, the Company is exposed to changes in the CPI, directly and indirectly, mainly due to linkage of a significant part of its revenues to the generation component (which is impacted partly by a change in the CPI), and due to the fact the most of its availability revenues are linked to the CPI. On the other hand, purchases of the natural gas are partly linked to the generation tariff and include, as stated, floor prices. Also, part of the Company’s capital costs and investments and part62 of the Hadera financing agreement are linked to the CPI, directly or indirectly. Therefore, the structure of the Company’s activities includes a partial natural (intrinsic) hedge – despite the fact that an increase in the CPI increases the Company’s costs (including the financing costs) and investments, the structure of the revenues reduces the said exposure, such that the Company’s profits could be positively affected by an increase in the CPI.

Furthermore, the Company is exposed to changes in the CPI with respect to the terms of the Company’s debentures (Series B). An increase in the CPI increases the Company’s liabilities and financing costs.

Interest rate (mainly shekel and dollar)

The Group has loans and liabilities bearing variable interest that are based on prime or SOFR plus a margin. An increase in the variable interest rates could cause an increase in the Group’s financing costs. In addition, an increase in the interest rates could trigger an increase in the financing costs in respect of new debt taken out by the Group (for purposes of refinancing and/or growth). Furthermore, an increase in the interest rates could impact the discount rates for projects (active, under construction and in development) and could also lead to a lack of economic feasibility of continued development and/or acquisition of projects and a slowdown in the Company’s growth processes, along with an existence of signs of impairment of value of assets and/or recording of impairment losses in the financial statements.

In order to reduce the exposure to changes in the interest rates in Israel, the Group makes use of mix of loans (including credit frameworks) and debentures in such a manner that part of the loans and the debentures bear fixed interest and part of them bear variable interest.

In the CPV Group, most of the long‑term loans and credit frameworks (including the associated companies) bear variable interest (mainly SOFR) and have exposure to changes in the interest rates. In order to reduce part of the exposure to interest risk, the CPV Group enters into transactions for swap of variable dollar interest for fixed dollar interest (IRS) with respect to a significant part of the balances of its long‑term loans. In addition, due to the project financing conditions of the associated companies (cash sweep mechanisms), there is a significant decline in the scope of the debt in the Energy Transition segment and, accordingly, in the exposure of the CPV Group to an increase in the interest rate of the time of refinancing.

For additional details regarding the Group’s policies for management of the financial risks and sensitivity analyses, including changes in the CPI and interest – see Note 23 to the financial statements.

[62]
In order to reduce part of the exposure to changes in the CPI relating to the Hadera financing agreement, in June 2019 the Group entered into transactions with a bank to hedge part of the exposure to the CPI.

OPC Energy Ltd.
Report of the Board of Directors
12.	The significance of the Iron Swords war (hereinafter – “the War”) in Israel to the Group’s business activities

            Set forth below is an overview of the main impacts of the War on the Group’s business activities in Israel since the onset thereof and based on the facts and circumstances existing as at the approval of the report:

1.
Uninterrupted activity of the power plants – the Group’s power plants in Israel are continuing their electricity generation activities pursuant to the provisions of the electricity generation licenses granted to them and based on the directives of the relevant authorities and the Ministry of Energy and Infrastructures (“the Ministry of Energy”). The Group makes the required adjustments on an ongoing basis, in order to permit uninterrupted activities at all times. The Group’s sites (similar to most private business activities in Israel) could be exposed to physical damage as a result of the War, where in this regard it is noted that in addition to the rights provided by the Property Tax and Compensation Fund Law, 1961, the Group companies in Israel (Rotem, Hadera, Gat and Zomet) have acquired insurance policies that provide certain coverage in accordance with the amounts and conditions stipulated in the policies, in connection with direct physical harm and consequential damages (lost profits directly or in respect of War damages to other significant parties, such as suppliers, subject to certain conditions) deriving from terrorist and war activities. The scope of the coverage and the self‑participation (deductible) provided in the policies is that which is customary in the power‑plant market in Israel[63]. The validity of the policies for Rotem and Hadera is up to the end of July 2024, for Zomet up to the end of May 2024 and for Gat up to the end of April 2024.

It is further noted that the activities of the Group’s power plants in Israel are subject to the directives of the Defense and Cyber Unit in the Ministry of Energy regarding cyber defense matters in power plants. Moreover, the Group employs a multi‑faceted approach with respect to protection of its generation facilities against cyber‑attacks, particularly protections against outside intrusions (in general, an outside connection to the power plants in not permitted), protections against internal attackers that have access to the control networks of the power plants (suppliers, technicians, etc.) and creation of real‑time capabilities for monitoring and identifying cyber events. Since the outbreak of the War, the Group is making the required adjustments on an ongoing basis in order to minimize the exposure to cyber risks and the more intense wartime cyber‑attack attempts.

2.
Uninterrupted supply of natural gas to the power plants – the Group’s power plants in Israel acquire natural gas in a quantity that is sufficient for all their operational requirements. The Group companies in Israel have signed long‑term agreements for acquisition of natural gas – both with Tamar and with Energean (for additional details – see Note 28C to the annual financial statements). From the beginning of the War and up to November 12, 2023, supply of the natural gas from the Tamar reservoir was suspended, whereas as at the date of the report there has been no change in the activities of the Karish reservoir belonging to Energean as a result of the War[64]. In addition, as at the approval date of the report the Leviathan reservoir is continuing its supply of gas to the Israeli economy. It is noted that continuation of the activities of the Karish reservoir and the Leviathan reservoir is impacted to a significant extent by the scope of the War and a worsening of the defense (security) situation in Israel, particularly in the north.

[63]
As is usual in policies of this type in Israel, the insurance coverage is subject to exceptions, self‑participation (a deductible) and conditions. Accordingly, there is no certainty that the insurance coverage will compensate the Company for the harm it suffers (in whole or in part) in a case of an attack on its facilities (if any). Furthermore, there is no certainty regarding the renewal terms of the policies upon their expiration (if renewed). For details regarding risk factors relating to insurance – see Section 20.2.10 of Part A of the Periodic Report.

[64]
Shortages of or disruptions in the supply of natural gas could negatively impact, even significantly, the Company’s activities and its results. Regarding the risk factor stemming from disruptions in the supply of natural gas – see Section 20.2.2 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
12.	The significance of the Iron Swords war (hereinafter – “the War”) in Israel to the Group’s business activities (Cont.)

2.	Uninterrupted supply of natural gas to the power plants (Cont.)

During the suspension period of the Tamar reservoir, the Group has acquired natural gas mainly from Energean as well as under short‑term agreements and by means of casual transactions in the secondary market, where in this period there has been no significant change in the Group’s natural gas costs compared with the situation existing prior to the start of the War.

It is noted that a shortage or interruption in the supply of natural gas from the Karish reservoir (without utilization of compensatory agreements as part of Standard 125 as detailed below) could have a significant negative impact on the Company’s natural gas costs. It is further noted that Rotem, Hadera and Zomet power plants are “two‑fuels” generators of electricity (that is, they have the capability of operating using both natural gas and diesel oil, subject to the required adjustments65). As at the approval date of the report, the plants have seen to an inventory of diesel oil that is at least in conformance with the terms of the license of each plant. It is further noted that the Hadera and Zomet power plants are subject to Standard 12566, which covers a case of shortage of natural gas in the economy and provides, among other things, the authority of the System Operator to provide directives for use of diesel oil in the electricity sector in hours where there is a shortage of gas and a generator that operates using diesel oil based on the instructions of the System Operator, as stated, will be compensation for the difference between the generation cost using diesel oil and the generation cost using gas recognized by the generator (for additional details – see Section 7.3.17.7.5 of Part A the Periodic Report). As stated in Section 19.2.2 of Part A of the Periodic Report, pursuant to the Group’s position and based on past experience, Standard 125 is expected to also apply to the Rotem power plant, and the Company has expressed its position to the Electricity Authority regarding this matter67 68.

[65]
The Gat power plant is a “single‑fuel” generator powered by natural gas, which is entitled to an availability tariff, as stated in Section 7.13 of Part A of the Periodic Report. Pursuant to Standard 125 referred to below, a generator will be considered available even in certain circumstances of a shortage of natural gas as provided in the Standard, However, there is no certainty that the mentioned arrangements will apply to the circumstances as they will be (as many as they may be).

[66]	Published in the Record of Covenants in the Internet site of the Electricity Authority.
[67]
As stated in Section 7.3.14.3 of Part A of the Periodic Report for 2021, the Professional Team of the Electricity Authority notified Rotem that its position regarding application of the Regulation to Rotem is different and that the Regulation does not apply to Rotem. As stated above, the Company has presented its position to the Electricity Authority. That stated with respect to the Company’s estimate constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will materialize, where ultimately Rotem’s entitlement to supplier arrangements in a case of a shortage of natural gas, including to compensation for the difference between the cost of operation using natural gas and the cost of operation using diesel oil could be limited considering that stated above. As stated in Section 7.15.5.1B of Part A of the Periodic Report, pursuant to the provisions of Rotem’s PPA with Israel Electricity Authority (IEC), in a case of a continuing failure in the supply of natural gas, subject to the provisions of the PPA, Rotem is entitled to provide the power plant’s availability (capacity) to the System Operator against receipt of a reimbursement for the cost of the use of diesel oil (for which Rotem pays an annual premium) and receipt of a payment for provision of the availability. As stated in the Periodic Report, provision of the availability to the System Operator has significantly less worthwhile economically than the benefits of selling to consumers.

[68]
That stated with respect to arrangements applying in a case of a shortage of natural gas is based on the Company’s estimates as at the date of the report. Nonetheless, there is no certainty that such arrangements will partly or fully compensate the Group for the shortage or the disruption in the supply of natural gas, and there is no certainty regarding the manner of their actual implementation by the System Operator and the authorities, particularly in light of the emergency situation. In addition, these arrangements could change and/or be cancelled as a practical result of the severity of the emergency situation, duration of the period of the War, circumstances of the shortage of natural gas and pressures of the economy and the combat needs.

OPC Energy Ltd.
Report of the Board of Directors
12.	The significance of the Iron Swords war (hereinafter – “the War”) in Israel to the Group’s business activities (Cont.)

3.
Demand for electricity and by the Group’s customers in particular – as at the approval date of the report, in general no material impact of the War on the level of demand for electricity on the part of the Group’s customers in Israel is discernable. It is noted that the Group’s customers (including significant customers as stated in Section 7.6.2 of Part A of the Periodic Report) have facilities in Israel that could be exposed to physical (actual) damage or to economic and other consequences of the War, and their continued regular operation (and, in turn, the Company’s revenues therefrom) could also be negatively impacted by the War.

4.	Strengthening of the dollar against the shekel – for details regarding the impact of a change in the currency exchange rate of the dollar against the shekel – see Section 3.1A above.

5.
Financial strength and liquidity – as at the date of the report, the Group’s headquarters and companies in Israel have cash balances (without restricted cash) along with unutilized binding credit frameworks in significant amounts (for details – see Note 16B(2) to the financial statements). In addition, some of the guarantees granted in connection with the activities in Israel were provided in the form of non‑binding credit frameworks, and some of the Company’s guarantees relating to the activities of the CPV Group in the U.S. were granted by Israeli banks (and are contingent on a minimum rating for the bank). Furthermore, as at the date of the report, the CPV Group has an unutilized balance under a financing agreement for construction of renewable energy projects, as detailed in Note 16B(5) to the financial statements, which is expected to be used for further construction of the solar projects detailed in Section 6 above.

A significant adverse impact on the ability to generate cash from the Company’s current operating activities in Israel due to, among other things, occurrence of one of the risks enumerated above, could have a deleterious effect on the Company’s financial strength and on its ability to comply with the provisions of the financing agreements of the Group companies, including the debentures, as well as on the ability to utilize credit frameworks. It is further noted that a decline in Israel’s credit rating and, in turn, a possible reduction in the credit rating of the banks in Israel (for details regarding rating actions of the international rating company Moody’s in February 2024 – see Section 3.1B above), could impact compliance with the said minimum rating commitments (in this regard it is noted that the CPV Group is taking action to limit the possible consequences of this risk to its activities). In light of that stated, assuming certain conditions, the Company could consider raising debt and/or equity for purposes of reducing the possible consequences (in this regard it is noted that in January 2024 the Company completed issuance of debentures (Series D) in the aggregate amount of about NIS 200 million).

For additional details regarding the status of projects under construction as at the date of the report – see Section 6 above. In addition, for details regarding possible consequences of the War to arrival of equipment and foreign teams to Israel – see Section 3.1B above.

          As at the approval date of the report, there is significant uncertainty regarding the development of the War, its scope and duration. Furthermore, there is significant uncertainty with respect to the impacts of the War on macro‑economic and financial factors in Israel, including the situation in the Israeli capital market. Accordingly, at this stage it is not possible to estimate the extent of the impact of the War on the Group and on its results.

OPC Energy Ltd.
Report of the Board of Directors
12.
The significance of the Iron Swords war (hereinafter – “the War”) in Israel to the Group’s business activities (Cont.)

As a group operating in Israel, continuation of the War, expansion of the scope thereof and/or a worsening of the defense (security) situation in Israel could well have an unfavorable impact on the Group’s activities, results and liquidity, including due to impacts, as stated, on significant suppliers and customers of the Group and/or on macro‑economic factors and the capital market. For additional details regarding the risk factors to which the Company is exposed, including as a result of risks relating the defense (security) situation in Israel, changes in the currency exchange rates, instability and/or access to the capital market and macro‑economic changes – see Section 19 of Part A of the Periodic Report.

OPC Energy Ltd.
Report of the Board of Directors
13.       Significant valuations

A.	Transaction for acquisition of the Gat power plant

Further to that stated in Note 25E(1) to the financial statements regarding completion of a transaction for acquisition of all the rights in the Gat Power Plant on March 30, 2023, on the completion date of the transaction the Company performed a valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft). Up to the approval date of the report, the Company had not yet completed allocation of the acquisition cost and as a result part of the fair value data is still not final and there could be changes to them.

Set forth below are details with respect to the valuation (for additional details regarding the valuation – see Note 25E(1) to the financial statements):

Details of the valuation:

Subject matter of the valuation
Determination of the fair value of the identified assets and liabilities of the Gat power plant and determination of the amount of the goodwill and the method for allocation thereof to the cash‑generating units pursuant to the provisions of IFRS 3.

Date of the valuation	March 30, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 552 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department of the Office of BDO (Ziv Haft). Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University regarding accounting and valuation matters.

Valuation model
The fair value of the power plant was estimated using the revenues’ method, the multi‑period excess earnings method (MPEEM). The fundamental assumption of this method is that the value of the asset being estimated equals the present value of the free cash flows allocable to the asset less the fair rate of return of the required assets (the contributing assets) for purposes of realization of these cash flows.

The assumptions based on which the appraiser performed the valuation
–   The nominal shekel weighted‑average cost of capital (WACC) rates ranges between 8% and 8.75%.

–   Forecast years – represents the period between March 31, 2023 and up to December 31, 2059, and is based on an estimate of the economic useful life of the power plant.

OPC Energy Ltd.
Report of the Board of Directors
13.          Significant valuations (Cont.)

B.	Transaction for acquisition of the Mountain Wind wind plants

Further to that stated in Note 25E(2) to the financial statements with respect to completion of the transaction for acquisition of all of the rights in the Mountain Wind project on April 5, 2023, as at the completion date of the transaction a valuation was performed in order to determine the fair value of the identified assets and liabilities of the Mountain Wind project as well as to determine the amount and manner of allocation of the goodwill to the cash‑generating units, by an external and independent appraiser (PwC Israel).

Set forth below are details with respect to the valuation (for additional details regarding the valuation – see Note 25E(2) to the financial statements):

Details of the valuation:

Subject matter of the valuation	Estimation of the fair value of certain assets and liabilities of a renewable energy project pursuant to the provisions of IFRS 3.

Date of the valuation	April 5, 2023.

Value of the identified assets and liabilities and the amount of the goodwill as at the valuation date	About NIS 625 million.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Gil Mor, CPA, Partner, and Manager of the Economics Department in the Office of Price Waterhouse Coopers Advisory Ltd. Mr. Mor holds a bachelor’s degree in accounting and economics and a master’s degree in business administration (with honors) from Tel‑Aviv University.

Valuation model	The fair value was estimated using the DCF method by means of discounting the project’s future cash flows at the weighted‑average cost of capital (WACC), after tax.

The assumptions based on which the appraiser performed the valuation
–   The nominal dollar weighted‑average cost of capital (WACC) rates range between 5.75% and 6.25%.

–  Prices – the prices in the forecast (electricity, availability of RECs, etc.) are based PPA agreements and market forecasts received from external, independent information sources, taking into account the region and the relevant market for each project and the relevant regulation.

–   Forecast years – between 20 and 29 years, and is based on an estimate of the economic useful life of the project’s power plant.

OPC Energy Ltd.
Report of the Board of Directors
13.       Significant valuations (Cont.)

C.	Annual examination of impairment of value of goodwill in the Renewable Energies segment in the United States

Further to that stated in Note 12 to the financial statements regarding the balance of the goodwill in the Renewable Energies segment in the United States (“the Segment”), as at the approval date of the report the Company performed a valuation for determination of the Segment’s recoverable amount for purposes of an annual impairment of value of the goodwill examination (“the Valuation”), by means of an external, independent appraiser (BDO Ziv Haft). The Valuation was performed at the level of the Segment, this being the lowest level at which the goodwill is monitored for internal management purposes. For additional details regarding examination of impairment of value of the Segment – see Note 12B to the financial statements.

Details of the valuation:

Subject matter of the Valuation	Determination of the recoverable amount of the Segment for purposes of an annual impairment of value of goodwill examination in accordance with the provisions of IAS 36.

Date of the Valuation	Effective date of the valuation: December 31, 2023. Date of the engagement: December 2023. Signing date of the valuation: March 11, 2024.

Book value attributed to the Segment’s assets as at the date of the Valuation	About $687 million.

Recoverable amount as determined pursuant to the Valuation
About $783 million, composed of the following:

– Renewable energy projects (projects under construction and in the development stage that are expected to begin construction in the upcoming year): $1,000 million.

– Less – allocation of headquarters costs and taxes to the Segment: $(217) million.

The recoverable amount exceeds the book value attributed to the Segment’s assets and, therefore, it is not necessary to recognize a loss from impairment of value in the Company’s books.

Identity of the appraiser and his characteristics
The valuation was performed by a team headed by Mr. Sagiv Mizrahi, CPA, a partner and team manager in the Corporate Finance Department of the Office of BDO (Ziv Haft). Sagiv has a Bachelor’s degree in applied mathematics from Bar Ilan University and a Master’s degree in business administration (MBA), with honors, and a specialization in financial management from Tel‑Aviv University. Sagiv has more than 10 years of experience in the areas of business and economic consulting, valuations of companies and financial instruments and economic–accounting work of various types in accordance with International Financial Reporting Standards (IFRS) and generally accepted accounting principles in the U.S. (U.S GAAP). In the past, Sagiv was a lecturer at Bar Ilan University regarding accounting and valuation matters.

OPC Energy Ltd.
Report of the Board of Directors
13.       Significant valuations (Cont.)

C.	Annual examination of impairment of value of goodwill in the Renewable Energies segment in the United States (Cont.)

Valuation model
The recoverable amount was determined based on the fair value less selling costs.

Regarding projects in commercial operation, under construction or being developed that are expected to begin construction in the upcoming year – using the DCF method by means of discounting the future cash flows of each project, at the weighted‑average cost of capital (WACC), after tax.

Regarding projects awaiting development that are expected to begin construction at a later date (including those in the advanced development stage) – based on an estimate of the fair value per kilowatt and the probability of realization based on the stages of development (early/advanced). The fair value per kilowatt was estimated for a typical project by use of discounting future after‑tax cash flows, at the weighted‑average cost of capital (WACC), after tax.

The assumptions based on which the appraiser performed the Valuation
The dollar weighted‑average cost of capital (WACC) for every material project was calculated separately and ranges between 6% (an active project with PPA agreements for sale of the full electricity capacity) and 7.25% depending on the status of the project (under construction or awaiting construction and depending on existence of a PPA agreement for sale of all or part of the electricity capacity).

Additional assumptions:

–  Forecast years – represent the output in the years 2024 through 2054 and are based on an estimate of the economic useful life of the power plants and their value at the end of the forecast period.

–  Market prices and capacity – the market prices (electricity, availability of RECs, etc.) are based PPA agreements and market forecasts received from external, independent information sources, taking into account the region and the relevant market for each project and the relevant regulation.

–   Estimate of the construction costs of the projects and entitlement to tax benefits for projects under construction (ITC or PTC, as applicable)

–   Long-term annual inflation rate of 2.2%.

Sensitivity analysis for changes in the main parameters
An increase of 1% WACC (about $101 million).

A decrease of 10% in the price of electricity (about $35 million).

A decrease of 10% in the price of the RECs (about $53 million).

In the Company’s estimation, a possible reasonable change in the key assumptions used in determination of the recoverable amount of the unit as at the date of the report would not lead to recognition of a significant loss from impairment of value.

OPC Energy Ltd.
Report of the Board of Directors
13.       Significant valuations (Cont.)

D.	Annual examination of impairment of value of goodwill created in respect of acquisition of the Gat power plant

Further to that stated in Note 12 to the financial statements regarding the balance of the goodwill created in respect of acquisition of the Gat power plant, as at the approval date of the report the Company performed a valuation for determination of the recoverable amount of the cash generating unit included in the Rotem, Hadera and Gat power plants (hereinafter – “the Cash Generating Units”) for purposes of an annual impairment of value of the goodwill examination (“the Valuation”). The Valuation was performed at the level of the Cash Generating Units since this being the lowest level at which the goodwill is monitored for internal management purposes. For additional details regarding examination of impairment of value – see Note 12C to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors
13.       Significant valuations (Cont.)

D.	Annual examination of impairment of value of goodwill created in respect of acquisition of the Gat power plant (Cont.)

Details of the valuation:

Subject matter of the Valuation	Determination of the recoverable amount of the Cash Generating Units for purposes of an annual impairment of value of goodwill examination in accordance with the provisions of IAS 36.

Date of the Valuation	Effective date of the valuation: December 31, 2023. Approval date of the valuation: March 11, 2024.

Book value attributed to the Segment’s assets as at the date of the Valuation	About NIS 2,781 million.

Recoverable amount as determined pursuant to the Valuation
About NIS 5,861 million.

The recoverable amount exceeds the book value attributed to the Segment’s assets and, therefore, it is not necessary to recognize a loss from impairment of value in the Company’s books.

Identity of the appraiser and his characteristics	The valuation was performed by the Company.

Valuation model
The recoverable amount of the cash generating units was determined as follows: for the Rotem power plant using the method of fair value less selling costs based on the EV/EBITDA multiple; for the Hadera and Gat power plants based on their book values – this being due the significant difference between the recoverable amount of the unit and its book value.

The assumptions based on which the appraiser performed the Valuation
Set forth below are the main assumptions that were used in determination of the fair value of the Rotem power plant:

–  Adjusted EBITDA for 2023 of NIS 391 million (which in the Company’s estimation is representative).

–  EV/EBITDA multiple of 11.4, which in the Company’s estimation is representative for a power plant such as Rotem, based on the Company’s experience and transactions executed in the Israeli market in the area of power plants.

Sensitivity analysis for changes in the main parameters
A decrease of 1.0 in the EV/EBITDA multiple (about NIS 383 million).

A decrease of 10% in the representative EBITDA (about NIS 439 million).

In the Company’s estimation, a possible reasonable change in the key assumptions used in determination of the recoverable amount of the unit as at the date of the report would not lead to recognition of a loss from impairment of value.

OPC Energy Ltd.
Report of the Board of Directors
13.      Significant valuations (Cont.)

Notwithstanding that the said valuations in Section C and D above relating to an examination of impairment of value of goodwill in the Renewable Energy segment in the United States and goodwill created in respect of acquisition of the Gat power plant meet the quantitative thresholds for “Very Significant Valuations”, as determined in Position of Securities Authority 23‑105 “Parameters for Examination of the Significance of the Valuation”, since these are valuations for purposes of impairment of value and in the Company’s estimation, based on sensitivity analyses performed by the appraiser (BDO) and by itself, as applicable, as at the date of the report, as part of every possible reasonable change in the key assumptions used in determination of the recoverable amount of the Segment and the Cash Generating Unit would not lead to recognition of a significant loss from impairment of value, instead of attaching the Valuations it is permissible to disclose the Valuations as “Significant Valuations” pursuant to Regulation 8(I) of the Securities Regulations (Periodic Reports), 197069.

[69]
After an examination, as stated, in accordance with that stated in Section 3 of the Clarification to a Legal Position No. 23‑105 “Parameters for Examination of the Significance of Valuations: Questions and Answers”.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance

14.	Directors having Accounting and Financial Expertise

As at the date of this report, eight of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Aviad Kaufman, Antoin Bonaire, Robert Rosen, Jacob Worenklein, Yosef Tene, Sarit Sagiv, Shirly Mashkif and Harel Givon who were classified as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

15.	Independent Directors

In addition to the external directors Yosef Tena and Shirly Mashkif, the directors Sarit Sagiv and Harel Givon (who was appointed to serve the Company commencing from July 1, 2023), serve as independent directors of the Company.

On July 13. 2023, the service of Ms. Michal Marom Brickman as an external director of the Company was concluded.

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

16.	The Internal Auditor

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshana Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor C.I.A. (U.S.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law, 1999 and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

16.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee on December 27, 2018. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

The work plan
The audit work plan for 2023 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan (which is not limited as to time). The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; a risks’ survey that is prepared by the Company, potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings in Israel.

It is noted that in 2023, the made by itself and without accompaniment of the Internal Auditor, an enterprise risk assessment study, with the accompaniment of an external advisor, which was presented to the Audit Committee, and is expected to constitute the basis for a discussion with the Internal Auditor regarding continuation of the internal audit plan in the upcoming years.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meetings of the Audit Committee were held to discuss the audit reports on the following dates: March 12, 2023; August 20, 2023; November 14, 2023; and December 24, 2023.

In October 2022, a provider of internal audit services was appointed in the CPV Group by means of outsourcing.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

16.	The Internal Auditor (Cont.)

The work plan (Cont.)
The Internal Auditor monitors the existence and appropriateness of the activities of the provider of the internal audit services in the CPV Group, including: receipt of updates regarding the progress of the audit work and the main findings and nonconformances and receipt of the audit reports.

The audit plan and audit reports of the CPV Group are submitted to CPV’s Board of Directors and to the Company’s Audit Committee and are reported to the Company’s Board of Directors.

During the period of the report, no material transactions (as defined in the Fourth Addendum to the Reporting Regulations) were examined.

In in the estimation of the Board of Directors, the scope, nature and continuity of the activities of the Internal Auditor and the internal audit work plan are reasonable under the circumstances of the manner, and they are sufficient to achieve the Company’s internal audit goals.

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor regarding her compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of her performance, the policies and procedures applied and the findings. The Board of Directors is satisfied, based on the Internal Auditor’s reports, that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services she provided in 2023 amounted to NIS 211 thousand (not including VAT), this being based on a work scope of 576 audit hours (including 120 work hours in respect of the CPV Group).

The cost of the internal audit services in the CPV Group (which are executed by means of outsourcing, as stated) in 2023 amounted to NIS 169 thousand, this being based on a work scope of 370 audit hours.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

16.	The Internal Auditor (Cont.)

The work plan (Cont.)	Set forth below is detail regarding the scope of the investments made, distinguishing between hours invested in internal auditing with respect to the Company and the investee companies:
	The Company	Investee companies in Israel	CPV	Total
	166	290	370 (external service provider as noted) 120 the Internal Auditor	946

In the opinion of the Board of Directors, the remuneration of the Internal Auditor is reasonable and does not impact or adversely affect use of her professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

17.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education. In addition to the contributions as part of the Company’s annual contributions’ policy, as a result of the outbreak of the War, the Company’s Contributions Committee approved an additional framework budget for contributions, in the amount of NIS 2 million, in favor of targets relating to assistance in war effort of the State of Israel and those harmed by the war (families that are victims of the war and that have been removed from the combat zones).

The Group’s expenses in respect of contributions in 2023 amounted to about NIS 3.1 million.

Set forth below is detail of contributions of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

		Relationship to the
Recipient of the	Amount of the	Recipient of the
Contribution	Contribution	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	660
For the sake of good order, it is noted that Ms. Michal Marom Brickman, who served as an external director of the Company up to July 13, 2023, serves as a director and a member of the Investments Committee of the Management Committee of the Tel‑Aviv Medical Center in the name of Sorosky (without pay). It is further noted that, as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Hakfar Hayarok in the Name of Levi Eshkol”	50	For the sake of good order, it is noted that a family member of the Company’s CEO studies at Hakfar Hayarok.
“Running to Give” Society	50	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

OPC Energy Ltd.
Report of the Board of Directors
Corporate Governance (Cont.)

18.	Details regarding the Auditing Certified Public Accountants (CPAs)

18.1	The Company’s auditing CPAs are KPMG (“the Auditor”).

18.2
The fee is determined in negotiations between the Company’s management and the Auditor, based on the scope of the work, nature of the work, past experience and market conditions. The fee is in respect of an audit and review of three quarterly reviewed reports and one audited annual report. In addition, the fee includes tax services in connection with preparation of the Company’s annual tax report.

18.3	Set forth below is the Auditor’s fee (in NIS millions):

For the Year Ended December 31
2023		2022
Audit services*	Other services**	Audit services*	Other services**

(1)10.6	1.1	(1)9.4	1

(1)
Of the said amount for 2022–2023, the amounts of about NIS 8.4 million and about NIS 6.5 million, respectively, are in respect of audits of CPV. The fees of the auditing CPAs, as stated, were determined in accordance with negotiations carried on by the management of CPV and were approved by the competent organs of CPV.

*	Audit services including services related to the audit and tax services related to the audit.
**	Other services include mainly tax consulting services.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 11, 2024

OPC Energy Ltd.
Report of the Board of Directors
Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices for 2024 – 2026

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, which was prepared by the EOX Company70 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

In the peak hours electricity is sold in the maximum scope;

Sale of the balance of the electricity is made in the off‑peak hours.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBTU/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBTU/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBTU/MWh for Three Rivers, Towantic and Fairview.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S., and it is presented in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures (problems with) the assumptions and estimates that form the basis of the forecast.

[70]
EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors
Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices for 2024 – 2026

Power Plant	2024	2025	2026

Fairview
Gas price (Texas Eastern M2, as of 2026 M3)	1.79	2.47	3.44
Electricity price AEP Dayton (AD))	39.73	44.91	47.43
Electricity margin	28.10	28.86	25.07

Towantic
Gas price (Algoniquin City Gate)	4.38	5.77	6.35
Electricity price Mass Hub)	51.77	59.95	60.48
Electricity margin	23.30	22.45	19.21

Maryland
Gas price (Transco Zone 5)	3.40	3.82	4.06
Electricity price (PJM West Hub)	43.66	49.36	52.14
Electricity margin	20.20	23.00	24.13

Shore
Gas price (Texas Eastern M3)	2.35	3.13	3.44
Electricity price (PJM West Hub)	43.66	49.36	52.14
Electricity margin	27.45	27.76	28.40

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.18	2.92	3.22
Electricity price (New York Zone G)	44.35	50.15	58.70
Electricity margin	29.31	30.00	36.48

Three Rivers
Gas price (Chicago City Gate)	2.55	3.45	3.78
Electricity price (PJM ComEd)	35.40	39.67	42.47
Electricity margin	18.81	17.26	17.93

OPC Energy Ltd.
Report of the Board of Directors
Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Transco		Texas			Texas
Zn5		Eastern	Algonqu	Dominio	Eastern	Mass
Dlvd	Chicago	M-2	in CG	n S Pt	M-3	Hub	Mass
M2M	CG	M2M	M2M	M2M	M2M	M2M	Hub	Contract
Fwd	M2M	Fwd	Fwd	Fwd	Fwd	OPk	M2M Pk	Date

2.65	2.03	1.60	1.91	1.60	1.70	31.50	44.62	1/12/2023
7.04	2.71	2.09	7.56	1.97	3.81	70.28	73.49	1/1/2024
5.73	2.76	1.99	8.93	1.91	3.93	75.98	79.41	1/2/2024
2.65	2.28	1.76	4.38	1.74	2.08	46.00	52.22	1/3/2024
2.43	2.20	1.67	2.70	1.68	1.83	33.00	38.06	1/4/2024
2.68	2.21	1.66	2.13	1.68	1.76	29.18	34.16	1/5/2024
2.72	2.35	1.69	2.31	1.72	1.82	32.28	40.48	1/6/2024
2.99	2.43	1.73	2.97	1.75	2.05	42.94	60.30	1/7/2024
2.95	2.47	1.65	2.86	1.69	2.04	34.52	50.35	1/8/2024
2.67	2.33	1.39	1.88	1.39	1.45	30.12	39.69	1/9/2024
2.72	2.31	1.35	2.10	1.35	1.43	31.39	39.88	1/10/2024
2.46	2.83	1.84	4.93	1.87	2.19	52.71	59.90	1/11/2024
3.75	3.75	2.69	9.86	2.60	3.86	84.03	90.09	1/12/2024
5.64	4.57	3.23	12.28	2.97	5.73	107.92	118.59	1/1/2025
5.50	4.47	3.18	11.64	2.95	5.59	95.78	105.14	1/2/2025
3.86	3.30	2.81	7.36	2.69	2.97	63.02	69.19	1/3/2025
3.15	2.97	2.25	3.75	2.26	2.39	38.66	45.47	1/4/2025
3.47	2.91	2.15	2.92	2.17	2.31	31.58	37.79	1/5/2025
3.29	3.04	2.17	2.96	2.24	2.35	33.11	42.54	1/6/2025
3.38	3.11	2.33	3.28	2.26	2.49	42.52	63.50	1/7/2025
3.31	3.15	2.26	3.25	2.21	2.49	38.89	59.57	1/8/2025
2.97	2.98	1.85	2.62	1.87	2.04	31.73	39.91	1/9/2025
2.95	3.01	1.75	2.72	1.85	2.00	31.60	39.43	1/10/2025
3.60	3.48	2.41	5.95	2.42	2.69	58.47	59.41	1/11/2025
4.75	4.37	3.25	10.50	3.15	4.50	74.05	83.81	1/12/2025
6.05	5.22	3.86	15.33	3.66	6.70	117.07	125.53	1/1/2026
5.71	5.08	3.73	14.45	3.54	6.52	109.65	116.92	1/2/2026
4.25	3.68	3.25	6.23	3.10	2.93	52.83	63.50	1/3/2026
3.67	3.19	2.41	3.57	2.36	2.59	36.25	43.31	1/4/2026
3.64	3.08	2.23	3.00	2.32	2.47	34.30	39.67	1/5/2026
3.64	3.21	2.41	3.14	2.38	2.60	34.08	44.86	1/6/2026
3.77	3.38	2.51	3.47	2.45	2.75	43.07	59.58	1/7/2026
3.72	3.41	2.47	3.42	2.43	2.74	41.06	53.48	1/8/2026
3.03	3.38	2.07	2.65	2.08	2.14	33.91	43.80	1/9/2026
2.85	3.32	2.05	2.72	2.06	2.08	36.17	42.29	1/10/2026
3.63	3.74	2.69	6.66	2.70	2.97	48.77	58.00	1/11/2026
4.71	4.64	3.55	11.55	3.45	4.80	69.52	77.86	1/12/2026
4.09	3.98	2.97	7.21	3.04	3.33	49.47	58.07	1/11/2026
4.96	4.86	3.85	11.79	3.75	5.05	72.78	87.45	1/12/2026

OPC Energy Ltd.
Report of the Board of Directors

East NY		PJM	PJM	AEP-	AEP-	PJM	PJM
ZnG	East NY	ComEd	ComEd	Dayton	Dayton	West	West
M2M	ZnG	M2MS	M2MS	M2M	M2M	M2M	M2M	Contract
OPk	M2M Pk	OPk	Pk	OPk	Pk	OPk	Pk	Date

27.12	37.24	19.26	28.11	23.12	30.41	24.92	38.06	1/12/2023
55.02	60.48	32.64	38.55	37.95	44.03	44.35	50.02	1/1/2024
57.1	63.58	31.41	37.32	35.46	42.12	42.33	48.21	1/2/2024
37.68	42.84	27.49	33.55	33.49	36.37	35.19	40.22	1/3/2024
29.99	34.42	24.22	33.64	30.47	37.29	31.88	39.43	1/4/2024
28.48	34.55	27.2	36.95	30.21	40.17	30.7	41.98	1/5/2024
29.12	37.78	29.01	42.59	28.62	43.77	29.35	44.26	1/6/2024
40.15	54.45	38.09	55.83	36.82	58.44	37.9	58.59	1/7/2024
30.49	47.25	31.57	49.82	31.57	51.35	32.94	52.78	1/8/2024
29.35	37.67	28.06	41.92	29.39	44.19	30.86	45.43	1/9/2024
30.76	38.01	27.02	39.49	32.97	42.36	32.48	43.79	1/10/2024
40.43	47.36	31.79	40.12	36.82	42.4	37.32	45.23	1/11/2024
62.5	66.34	35.88	44.31	43.9	46.75	46.13	51.47	1/12/2024
67.63	82.58	40.44	49.62	47.01	53.26	52.53	61.24	1/1/2025
65.78	84.01	36.6	44.05	43.16	46.89	48.88	55.31	1/2/2025
45.66	52.03	32.33	40.64	37.88	44.62	40.18	47.65	1/3/2025
31.08	39.4	29.88	39.2	34.69	43.33	35.94	45.32	1/4/2025
32.61	41.21	29.92	42.9	33.72	46.48	34.72	47.57	1/5/2025
30.62	42.43	28.31	45.61	32.36	48.74	33.16	49.58	1/6/2025
37.93	59.98	38.28	59.24	40.18	62.76	40.98	64.54	1/7/2025
36.86	51.58	35.53	53.42	37.12	56.69	37.82	57.93	1/8/2025
29.33	42.24	28.63	45.42	32.82	49.38	34.02	50.57	1/9/2025
32.04	36.26	31.04	41.02	34.58	46.38	36.13	48.46	1/10/2025
39.15	53.65	36.2	42.73	40.09	47.3	42.39	49.83	1/11/2025
56.98	67.52	43.63	47.06	47.84	51.99	51.4	56.57	1/12/2025
91.12	95.92	42.74	52.76	50.21	57.95	58.19	65.77	1/1/2026
82.81	87.17	39.21	47.05	46.28	51.15	54.41	59.61	1/2/2026
54.45	68.41	37.54	44.38	41.56	48.5	44.93	52.67	1/3/2026
37.9	44.89	30.99	40.66	34.97	44.29	35.83	46.62	1/4/2026
37.54	43.95	31.38	41.81	34.61	45.64	35.47	47.63	1/5/2026
38.63	48.83	30.76	47.68	33.33	51.35	34.03	52.89	1/6/2026
51.45	68.12	40.67	65.24	42.69	68.12	43.65	69.41	1/7/2026
48.98	62.91	38.13	57.4	39.89	60.47	40.9	62.46	1/8/2026
36.33	48.17	30.69	47.92	33.31	52.19	34.52	53.24	1/9/2026
37.68	41.44	32.37	44.37	35.35	48.65	36.25	49.94	1/10/2026
48.08	54.76	38.61	44.94	40.73	48.95	42.49	50.84	1/11/2026
71.25	76.16	50.41	51.42	52.62	55.54	55.7	59.02	1/12/2026
46.41	57.21	34.48	41.31	37.27	45.48	39.29	47.09	1/11/2026
68.89	89.31	44.71	53.03	48.01	57.04	51.66	60.46	1/12/2026